EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER
by and among
DURAVANT LLC,
CASCADE MERGER SUB, INC.
and
KEY TECHNOLOGY, INC.
Dated as of January 25, 2018

i

ii

Exhibit A – Definitions

Exhibit B – Company Disclosure Letter

Exhibit C – Form of Tender Agreement

Annex I – Conditions to the Offer

iii

AGREEMENT AND PLAN OF MERGER
AGREEMENT AND PLAN OF MERGER (this "Agreement"), dated as of January 25, 2018, is by and among Duravant LLC, a Delaware limited liability company ("Parent"), Cascade Merger Sub, Inc., a Delaware corporation and a wholly-owned Subsidiary of Parent ("Merger Sub"), and Key Technology, Inc., an Oregon corporation (the "Company"). Capitalized terms used in this Agreement and not otherwise defined herein shall have the meanings set forth in Exhibit A.
RECITALS
WHEREAS, Parent desires to acquire the Company on the terms and subject to the conditions of this Agreement;
WHEREAS, in furtherance thereof, and pursuant to this Agreement, Merger Sub has agreed to commence a tender offer (as it may be amended from time to time as permitted under this Agreement, the "Offer") to acquire all of the outstanding shares of Company common stock, no par value per share (the "Shares") at a price per share of $26.75, net to the seller in cash, without interest (as such amount may be amended or adjusted in accordance with the terms of this Agreement, the "Offer Price"), upon the terms and subject to the conditions of this Agreement;
WHEREAS, following consummation of the Offer, Merger Sub as soon as practicable will be merged with and into the Company (the "Merger") with the Company continuing as the surviving corporation in the Merger (the "Surviving Corporation"), on the terms and subject to the conditions set forth in this Agreement, whereby (i) each issued and outstanding Share as of the Effective Time shall be converted into the right to receive the Offer Price, in cash, without interest, and (ii) the Company shall become a wholly owned subsidiary of Parent as a result of the Merger;
WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to Parent’s and Merger Sub’s willingness to enter into this Agreement, certain shareholders of the Company are entering into a tender agreement in the form attached as Exhibit C hereto (the “Tender Agreement”) pursuant to which such shareholders, among other things, will agree, on the terms and subject to the conditions contained in such agreement, to accept the Offer and tender such shareholder’s Shares pursuant to the Offer;
WHEREAS, the board of directors of the Company (the "Company Board") has unanimously (i) approved this Agreement and declared it advisable for and in the best interests of the Company to enter into this Agreement, (ii) approved the execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated by this Agreement, including the Offer, the Merger and the Top-Up Option, and (iii) resolved to recommend that the shareholders of the Company accept the Offer and tender their Shares to Merger Sub pursuant to the Offer (the "Company Board Recommendation"), in each case, on the terms and subject to the conditions of this Agreement;

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WHEREAS, the board of directors of each of Parent and Merger Sub have approved this Agreement and declared it advisable for the Parent and Merger Sub, respectively, to enter into this Agreement; and
WHEREAS, Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Offer, the Merger, and the Top-Up Option and the other transactions contemplated hereby, and also to prescribe certain conditions to those transactions as specified herein.
AGREEMENT
NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, each of Parent, Merger Sub and the Company hereby agrees as follows:

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ARTICLE I
THE OFFER
Section 1.1    The Offer.
(a)    Commencement of the Offer. Provided that this Agreement shall not have been terminated in accordance with ARTICLE VII, as promptly as practicable after the date of this Agreement but in no event more than ten (10) Business Days after the date of this Agreement (subject to the Company having timely provided any information required to be provided by it pursuant to Section 1.1(g) and Section 1.2(c)), Merger Sub shall (and Parent shall cause Merger Sub to) commence (within the meaning of Rule 14d-2 under the Exchange Act) the Offer to purchase all of the outstanding Shares (the "Offer Commencement Date"), at a price per Share equal to the Offer Price, net to the seller in cash, without interest and subject to any withholding of Tax in accordance with Section 2.7.
(b)    Terms and Conditions of the Offer. The obligations of Merger Sub to (and of Parent to cause Merger Sub to) accept for payment, and pay for, any Shares validly tendered (and not validly withdrawn) pursuant to the Offer shall be subject to the satisfaction or waiver (to the extent permitted under applicable Laws) of the conditions set forth in Annex I (collectively, the "Offer Conditions"). The Offer shall be made by means of an offer to purchase (the "Offer to Purchase") that contains the terms set forth in this Agreement, the Minimum Tender Condition, the Termination Condition and the other Offer Conditions. Merger Sub expressly reserves the right to (but is not obligated to) at any time and from time to time in its sole discretion (i) increase the amount of cash constituting the Offer Price, (ii) waive any Offer Condition (to the extent permitted under applicable Laws) and (iii) make any other changes in the terms and conditions of the Offer not inconsistent with the terms of this Agreement; provided, however, notwithstanding anything to the contrary contained in this Agreement, without the prior written consent of the Company, Parent and Merger Sub shall not (A) decrease the Offer Price, (B) change the form of consideration payable in the Offer (provided that nothing herein shall limit the ability of Parent and Merger Sub to increase the cash consideration payable in the Offer), (C) decrease the maximum number of Shares sought to be purchased in the Offer, (D) impose conditions or requirements to the Offer in addition to the Offer Conditions, (E) amend, modify or waive the Minimum Tender Condition or Termination Condition, (F) otherwise amend or modify any of the other terms of the Offer in a manner that adversely affects any holder of Shares in its capacity as such, or (G) terminate the Offer or accelerate, extend or otherwise change the Expiration Time, in each case, except as provided in Section 1.1(c), 1.1(d) or 1.1(e). The Offer may not be withdrawn prior to the Expiration Time (or any rescheduled Expiration Time) of the Offer, unless this Agreement is terminated in accordance with ARTICLE VII.

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(c)    Expiration of the Offer. The Offer shall initially be scheduled to expire at one minute after 11:59 p.m. Eastern Time on the date that is twenty (20) business days (determined as set forth in Rule 14d-1(g)(3) and Rule 14e-1(a) under the Exchange Act) following the Offer Commencement Date (unless otherwise agreed to in writing by Parent and the Company) (the "Initial Expiration Time", and such time or such subsequent time to which the Initial Expiration Time of the Offer is extended in accordance with the terms of this Agreement, the "Expiration Time").
(d)    Extension of the Offer. Notwithstanding anything to the contrary contained in this Agreement, but subject to the Parties' respective termination rights under ARTICLE VII: (i) if, as of the then-scheduled Expiration Time, any Offer Condition is not satisfied and has not been waived by Merger Sub or Parent, to the extent waivable by Merger Sub or Parent, Merger Sub shall, and Parent shall cause Merger Sub to, extend the Offer for additional periods of up to ten (10) Business Days per extension (or such longer or shorter period as the parties hereto may agree), to permit such Offer Condition to be satisfied; and (ii) Merger Sub shall, and Parent shall cause Merger Sub to, extend the Offer from time to time for any period required by any Law applicable to the Offer; provided, however, that in the case of each of clauses (i) and (ii), in no event shall Merger Sub (1) be required to extend the Offer beyond the earlier to occur of (x) the termination of this Agreement in accordance with ARTICLE VII and (y) April 6, 2018 (the "Extension Deadline"); (2) be required to extend the Offer for one or more additional periods not to exceed twenty (20) Business Days in the aggregate if the Minimum Tender Condition is not satisfied but all other Offer Conditions are satisfied or waived; or (3) be permitted to extend the Offer beyond the Extension Deadline without the prior written consent of the Company (provided, that if, on the Extension Deadline, the sole then-unsatisfied Offer Condition is the condition set forth in section (j) of Annex I (other than any conditions that by their express terms will not be satisfied until the Offer Acceptance Time but which conditions are capable of being satisfied at the start of and throughout such period), then Merger Sub shall have the right, in its sole discretion, to extend the Offer until the first Business Day following the end of the Marketing Period, so long as no such extension would result in the Offer being extended beyond the third (3rd) Business Day immediately preceding the Termination Date).
(e)    Termination of Offer. Nothing in this Section 1.1 shall be deemed to impair, limit or otherwise restrict in any manner the right of the Company, Parent or Merger Sub to terminate this Agreement pursuant to ARTICLE VII. In the event that this Agreement is terminated pursuant to ARTICLE VII, Merger Sub shall (and Parent shall cause Merger Sub to) promptly, irrevocably and unconditionally terminate the Offer and shall not acquire any Shares pursuant to the Offer. If the Offer is terminated or withdrawn by Merger Sub in accordance with the terms of this Agreement, Merger Sub shall promptly return, and shall cause any depository acting on behalf of Merger Sub to return, in accordance with applicable Laws, all tendered Shares to the registered holders thereof.

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(f)    Acceptance. Subject only to the terms of this Agreement and the satisfaction or, to the extent waivable by Merger Sub or Parent, waiver by Merger Sub or Parent of each of the Offer Conditions, Merger Sub shall (and Parent shall cause Merger Sub to) (i) promptly after (and in any event, no later than the first Business Day after) the Expiration Time irrevocably accept for payment all Shares validly tendered (and not validly withdrawn) pursuant to the Offer (the time of such acceptance, the "Offer Acceptance Time") and (ii) as promptly as practicable after the Offer Acceptance Time (and in any event within three (3) Business Days) pay for such Shares. Prior to the Offer Acceptance Time, Merger Sub shall appoint a depository agent and paying agent reasonably acceptable to the Company (the "Paying Agent") for the payment of the aggregate Offer Price and the Merger Consideration to which the Company’s shareholders shall become entitled pursuant to Section 2.2(i). Promptly after (and in any event no later than the third Business Day after) the Offer Acceptance Time, Parent shall deposit, or shall cause to be deposited with the Paying Agent, cash sufficient to make the payment of the aggregate Offer Price payable pursuant to this section (together with the amount deposited pursuant to Section 2.2(i), the "Payment Fund"). The Payment Fund shall not be used for any purpose other than to pay the aggregate Offer Price in the Offer and the aggregate Merger Consideration in the Merger.
(g)    Offer Documents. As promptly as practicable on the Offer Commencement Date, Parent and Merger Sub shall (i) file with the SEC a tender offer statement on Schedule TO with respect to the Offer (together with any exhibits, amendments or supplements thereto, the "Offer Documents") that will contain or incorporate by reference the Offer to Purchase, form of the related letter of transmittal and summary advertisement, (ii) make all deliveries, mailings and telephonic notices required by Rule 14d-3 under the Exchange Act and (iii) cause the Offer to Purchase and related documents to be disseminated to holders of Shares as and to the extent required by applicable Laws. Parent and Merger Sub agree that they shall cause the Offer Documents filed by either Parent or Merger Sub with the SEC to (x) comply in all material respects with the Exchange Act and other applicable Laws and (y) on the date first filed with the SEC and on the date first published, sent or given to the holders of Shares, not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that no covenant or representation is made by Parent or Merger Sub with respect to information supplied by or on behalf of the Company for inclusion or incorporation by reference in the Offer Documents. Each of Parent, Merger Sub and the Company agrees to respond promptly to any comments (including oral comments) of the SEC or its staff and to promptly correct any information provided by it for use in the Offer Documents if and to the extent that such information is or shall have become false or misleading in any material respect, and Parent and Merger Sub further agree to take all steps necessary to promptly cause the Offer Documents as so corrected to be filed with the SEC

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and to be disseminated to holders of Shares, in each case as and to the extent required by applicable Laws. The Company hereby consents to the inclusion of the Company Board Recommendation in the Offer Documents. The Company shall promptly furnish or otherwise make available to Parent and Merger Sub or Parent's legal counsel all information concerning the Company and the Company's shareholders that may be required or reasonably requested in connection with any action contemplated by this Section 1.1(g). Prior to any Adverse Recommendation Change, the Company and its counsel shall be given reasonable opportunity to review and comment on the Offer Documents (including any response to any comments (including oral comments) of the SEC or its staff with respect thereto) prior to the filing thereof with the SEC, and Parent and Merger Sub shall give reasonable consideration to any such comments made by the Company or its counsel. Prior to any Adverse Recommendation Change, Parent and Merger Sub agree to provide the Company and its counsel with any comments (including oral comments) Parent, Merger Sub or their counsel may receive from the SEC or its staff with respect to the Offer Documents promptly after receipt of those comments (including oral comments).
(h)    Funds. Without limiting the generality of Section 5.16, Parent shall cause to be provided to Merger Sub, on a timely basis, all of the funds necessary to purchase all Shares that Merger Sub becomes obligated to purchase pursuant to the Offer, and shall cause Merger Sub to perform, on a timely basis, all of Merger Sub's obligations under this Agreement.
(i)    Adjustments. If, between the date of this Agreement and the Offer Acceptance Time, the outstanding Shares are changed into a different number or class of shares by reason of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction, then the Offer Price shall be appropriately adjusted; provided, however, that the foregoing shall not limit the Company’s obligations under Section 5.1.
(j)    Repayment of Specified Debt. At least three (3) Business Days prior to the Offer Acceptance Time, the Company shall have received and shall deliver (A) to Parent Payoff Letters (or other evidence in form and substance reasonably satisfactory to Parent) with respect to any Specified Debt contemplated to be repaid (which shall be at the option of Parent in the event such Specified Debt is not required to be repaid in connection with the transactions contemplated hereby) which shall provide for the payoff, discharge and termination of such Specified Debt and the satisfaction of all obligations and liabilities thereunder upon receipt of the amounts set forth therein and (B) releases in customary forms concurrently with the repayment of obligations giving rise thereto of all Liens with respect to the equity interests, property and assets of the Company and its Subsidiaries relating to such Specified Debt. At or immediately prior to the Offer Acceptance Time, and subject to the other terms and conditions set forth in this Agreement, (a) Parent or Merger Sub shall make available to the Company, or pay directly, an

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amount sufficient to pay all amounts owing with respect to such Specified Debt outstanding as of the Offer Acceptance Time, as set forth in the applicable Payoff Letter, (b) the Company, if such amount is not paid directly by Parent or Merger Sub, shall apply such cash provided by Parent or Merger Sub to pay all amounts owing with respect to such Specified Debt outstanding as of the Offer Acceptance Time and (c) the Company shall cause itself and each of its Subsidiaries to be fully and irrevocably released from all obligations, liabilities and Liens relating to the Specified Debt outstanding as of the Offer Acceptance Time as provided in the Payoff Letters.
(k)    Guaranteed Delivery. For purposes of this Agreement and the Offer, unless mutually agreed by Parent and the Company in writing, any Shares subject to notices of guaranteed delivery shall be deemed not to be validly tendered into the Offer unless and until the Shares underlying such notices of guaranteed delivery are delivered to Merger Sub or to an agent of Merger Sub.
Section 1.2    Company Actions.
(a)    Approval. The Company hereby approves of and consents to the Offer, the purchase of shares of Company common stock pursuant to the Offer, the Merger and the other transactions contemplated by this Agreement.

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(b)    Schedule 14D-9. As soon as practicable following the filing of the Offer Documents, and in any event on the date the Offer Documents are filed with the SEC, the Company shall (i) file with the SEC a Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits, amendments or supplements thereto, the "Schedule 14D-9") that, subject to Section 6.1(b), shall reflect the Company Board Recommendation and include the fairness opinion of the Company's financial advisor referenced in Section 3.25 and (ii) cause the Schedule 14D-9 and related documents to be disseminated to holders of Shares as and to the extent required by applicable Laws, including by setting the Shareholder List Date in consultation with Parent. The Company agrees that it shall cause the Schedule 14D-9 to (x) comply in all material respects with the Exchange Act and other applicable Laws and (y) on the date first filed with the SEC and on the date first published, sent or given to the holders of Shares, not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that no covenant is made by the Company with respect to information supplied by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference in the Schedule 14D-9. Each of Parent, Merger Sub and the Company agrees to respond promptly to any comments (including oral comments) of the SEC or its staff and to promptly correct any information provided by it for use in the Schedule 14D-9 if and to the extent that such information is or shall have become false or misleading in any material respect, and the Company further agrees to take all steps necessary to promptly cause the Schedule 14D-9 as so corrected to be filed with the SEC and to be disseminated to holders of Shares, in each case as and to the extent required by applicable Laws. Parent and Merger Sub shall promptly furnish or otherwise make available to the Company or the Company's legal counsel all information concerning Parent or Merger Sub that may be required or reasonably requested in connection with any action contemplated by this Section 1.2(b). Except with respect to any amendments filed after an Adverse Recommendation Change, Parent and its counsel shall be given reasonable opportunity to review and comment on the Schedule 14D-9 (including any response to any comments (including oral comments) of the SEC or its staff with respect thereto) prior to the filing thereof with the SEC or dissemination of such documents to the shareholders of the Company, and the Company shall give reasonable consideration to any such comments made by Parent or its counsel. Prior to any Adverse Recommendation Change, the Company shall provide Parent and its counsel with any comments (including oral comments) the Company or its counsel may receive from the SEC or its staff with respect to the Schedule 14D-9 promptly after receipt of those comments (including oral comments).
(c)    Shareholder Lists. The Company shall promptly after the date hereof (and in any event no later than five (5) Business Days after the date of this Agreement) furnish Parent with a list of its shareholders, mailing labels and any available listing or computer file containing

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the names and addresses of all record holders of Shares and lists of securities positions of Shares held in stock depositories, in each case as of the most recent practicable date, and shall provide to Parent such additional information (including updated lists of shareholders, mailing labels and lists of securities positions) and such other assistance as Parent may reasonably request in connection with the Offer and the Merger (the date of the list used to determine the Persons to whom the Offer Documents and the Schedule 14D-9 are first disseminated, which date shall not be more than ten (10) Business Days prior to the date the Offer Documents and the Schedule 14D-9 are first disseminated, the "Shareholder List Date"). Subject to applicable Laws, and except for such steps as are necessary to disseminate the Offer Documents and any other documents necessary to consummate the Transactions, Parent and Merger Sub and their agents shall hold in confidence in accordance with the Confidentiality Agreement the information contained in any such labels, listings and files.
(d)    Share Registry. The Company shall register (and shall instruct its transfer agent to register) the transfer of the Shares accepted for payment by Merger Sub effective immediately after the Offer Acceptance Time.
Section 1.3    Directors Prior to the Effective Time.
(a)    Composition of Company Board and Board Committee. Effective upon the Offer Acceptance Time and from time to time thereafter until the Effective Time (as defined in Section 2.5 hereof), Parent shall be entitled to designate the number of directors, rounded up to the next whole number, on the Company Board that equals the product of: (i) the total number of directors on the Company Board (giving effect to the election of any additional directors pursuant to this Section 1.3); and (ii) the percentage that the number of Shares beneficially owned by Parent or Merger Sub (including shares accepted for payment) bears to the total number of Shares outstanding, and the Company shall cause Parent's designees to be appointed to the Company Board. At such time, the Company shall also cause individuals designated by Parent to constitute the number of members, rounded up to the next whole number, on: (A) each committee of the Company Board; and (B) as requested by Parent, each board of directors of each Subsidiary of the Company (and each committee thereof) that represents the same percentage of such individuals represented on the Company Board.
(b)    Section 14(f) of the Exchange Act. The Company's obligations to appoint Parent's designees to the Company Board pursuant to Section 1.3(a) shall be subject to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder. The Company shall promptly take all actions necessary to effect the appointment of Parent's designees, including mailing to its shareholders information with respect to the Company and its officers and directors, as Section 14(f) and Rule 14f-1 may require in order to fulfill its obligations under this Section 1.3(b), which, unless Parent otherwise elects, shall be mailed together with the Schedule 14D-9. Parent

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shall supply to the Company in writing and be solely responsible for any information with respect to itself and its nominees, officers, directors, and affiliates required by Section 14(f) and Rule 14f-1 and the Company's obligations under Section 1.3(a) hereof shall be subject to the receipt of such information.
(c)    Required Approvals of Independent Directors. Following the election or appointment of Parent's designees pursuant to Section 1.3(a) and until the Effective Time, the approval of a majority of the directors of the Company then in office who were not designated by Parent (the "Independent Directors") shall be required to authorize (and such authorization shall constitute the authorization of the Company Board and no other action on the part of the Company, including any action by any other director of the Company, shall be required to authorize); (i) any termination of this Agreement by the Company; (ii) any amendment of this Agreement requiring action by the Company Board; (iii) any extension of time for performance of any obligation or action hereunder by Parent or Merger Sub; and (iv) any waiver of compliance with any of the agreements or conditions contained herein for the benefit of the Company.

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Section 1.4    Top-Up Option.
(a)    Top-Up Option. In the event the Minimum Tender Condition is satisfied, the Company hereby grants to Merger Sub an irrevocable option (the "Top-Up Option"), exercisable only on the terms and conditions set forth in this Section 1.4, to purchase at a price per share equal to the Offer Price paid in the Offer up to that number of newly issued, fully paid, and nonassessable Shares (the "Top-Up Shares") equal to the lowest number of Shares that, when added to the number of Shares owned by Parent and Merger Sub at the time of exercise of the Top-Up Option, shall constitute one share more than 90% of the Shares outstanding immediately after the issuance of the Top-Up Shares on a fully diluted basis (which assumes conversion or exercise of all derivative securities regardless of the conversion or exercise price, the vesting schedule, or other terms and conditions thereof); provided, however, that: (i) the Top-Up Option shall not be exercisable for a number of Shares in excess of the Shares authorized and unissued at the time of exercise of the Top-Up Option; (ii) the exercise of the Top-Up Option and the issuance and delivery of the Top-Up Shares shall not be prohibited by any Law (other than any listing requirement of any national securities exchange); and (iii) the issuance of the Top-Up Shares shall not require approval of the Company's shareholders under applicable Law (excluding the rules of NASDAQ). The Top-Up Option shall be exercisable only once, in whole but not in part, at any time following the Offer Acceptance Time and prior to the earlier to occur of: (A) the Effective Time; and (B) the termination of this Agreement in accordance with its terms.
(b)    Top-Up Notice; Top-Up Option Closing. In the event Merger Sub wishes to exercise the Top-Up Option, Merger Sub shall give the Company written notice concurrently with the acceptance of Shares for payment pursuant to Section 1.1(f), specifying the number of Shares owned by Parent and its Subsidiaries at the time of such notice (giving effect to the Shares purchased in the Offer), and a place and a time for the closing of such purchase. The Company shall, promptly following receipt of such notice, deliver written notice confirming the number of Top-Up Shares to be purchased by Merger Sub. Upon Merger Sub’s written request, the Company shall use its reasonable best efforts to cause its transfer agent to certify in writing to Parent the number of shares of Company common stock issued and outstanding as of immediately prior to the exercise of the Top-Up Option. At the closing of the purchase of Top-Up Shares (which shall be on the same date as the date of the Offer Acceptance Time), the aggregate purchase price owed by Merger Sub to the Company for the Top-Up Shares shall be paid to the Company at Parent's election, either: (i) entirely in cash, by wire transfer of same-day funds; or (ii) by (A) paying in cash by wire transfer of same-day funds an amount equal to not less than the greater of (x) the aggregate par value of the Top-Up Shares, or (y) the product of $0.10 per share times the number of Top-Up Shares, and (B) Parent and Merger Sub issuing to the Company a promissory note having a principal amount equal to the aggregate purchase price pursuant to the Top-Up Option less the amount paid in cash pursuant to the preceding clause (A) (the

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"Promissory Note"). The Promissory Note: (1) shall bear simple interest at a rate per annum equal to the “prime rate” (as published by The Wall Street Journal on the date of execution and delivery of the Promissory Note); (2) shall mature on the first anniversary of the date of execution of the Promissory Note; (3) shall be full recourse to Parent and Merger Sub; (4) may be prepaid, at any time, in whole or in part, without premium or penalty; and (5) shall have no other material terms. The Company shall cause to be issued to Merger Sub a Certificate representing the Top-Up Shares or, if the Company does not then have certificated Shares, the applicable number of Book-Entry Shares. Such Certificates or Book-Entry Shares may include any legends that are required by federal and state securities Laws.
(c)    Exemption from Registration. Parent and Merger Sub acknowledge that no Top-Up Shares issued upon exercise of the Top-Up Option will be registered under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the "Securities Act") and that all such shares will be issued in reliance upon an applicable exemption from registration under the Securities Act. Each of Parent and Merger Sub hereby represents and warrants to the Company that Merger Sub is, and will be, upon the purchase of the Top-Up Shares, an "accredited investor," as defined in Rule 401 of Regulation D under the Securities Act. Merger Sub agrees that the Top-Up Option and the Top-Up Shares to be acquired upon exercise of the Top-Up Option are being and will be acquired by Merger Sub for the purpose of investment and not with a view to, or for resale in connection with, any distribution thereof (within the meaning of the Securities Act).
ARTICLE II
THE MERGER
Section 2.1    The Merger. Upon the terms and subject to the satisfaction or, to the extent permitted by applicable Law and this Agreement, waiver of the conditions set forth in this Agreement and in accordance with the Oregon Act and the DGCL, at the Effective Time, Merger Sub shall be merged with and into the Company. Following the Merger, the separate corporate existence of Merger Sub shall cease, and the Company shall continue as the Surviving corporation.
Section 2.2    Conversion of Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent, Merger Sub or the holders of any shares of capital stock of the Company, Parent or Merger Sub:
(i)    Subject to Section 1.1(i) and except as otherwise provided in Section 2.2(ii) or (iii), each of the Shares issued and outstanding immediately prior to the Effective Time shall thereupon be converted automatically into and shall thereafter represent the right to receive an amount equal to the Offer Price in cash, without interest, and net of any

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applicable withholding Taxes in accordance with Section 2.7 (the "Merger Consideration"). All of the Shares that have been converted into the right to receive the Merger Consideration as provided in this Section 2.2(i) shall be automatically canceled and shall cease to exist, and the holders of such Shares shall cease to have any rights with respect to such Shares, other than the right to receive the Merger Consideration, without interest thereon, as provided herein.
(ii)    Each Share owned by Parent, Merger Sub or any other wholly-owned Subsidiary of Parent immediately prior to the Effective Time (including Shares tendered and accepted for payment by Merger Sub in connection with the Offer) and each Share owned by the Company or any wholly-owned Subsidiary of the Company immediately prior to the Effective Time shall be cancelled and cease to exist, and no payment shall be made with respect thereto and each holder of any such Shares shall cease to have any rights with respect thereto.
(iii)    Each share of common stock, no par value, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and non-assessable share of common stock, no par value, of the Surviving Corporation.
Section 2.3    Treatment of Restricted Stock and Other Equity-Based Awards.
(a)    At the Effective Time, each right of any kind, contingent or accrued, to receive common stock, any right measured in whole or in part by the value of a number of Shares (including, for the avoidance of doubt, any right to a cash payment measured in whole or in part based on the value of a number of Shares (such right, a “Phantom Award”)), and each award of any kind consisting of common stock, granted under any employee or director equity compensation plan, arrangement or agreement of the Company (such plans, arrangements or agreements, collectively, the "Company Stock Plans") (including restricted stock (including any awards with performance-based vesting conditions) and dividend equivalents) (each right or award, including each Phantom Award, a "Company Stock-Based Award"), whether vested or unvested, which is outstanding immediately prior to the Effective Time shall cease to represent a right or award with respect to the Shares, shall become fully vested (and any performance-based vesting conditions shall be deemed to have been achieved at the target level of performance) and shall entitle the holder thereof to receive, at the Effective Time, an amount in cash, subject to any withholding of Tax in accordance with Section 2.7, equal to the Merger Consideration in respect of each Share underlying a particular Company Stock-Based Award. For the avoidance of doubt, this Section 2.3(a) shall not apply to any common stock purchased pursuant to the ESPP (as defined below) which shall be covered by Section 2.2 as issued and outstanding Shares.
(b)    The Company shall, as soon as practicable after the date hereof, take all actions that are necessary to (i) terminate its Restated 1996 Employee Stock Purchase Plan (the

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“ESPP”), effective as of prior to the Effective Time, (ii) give effect to this Section 2.3(b) such that no Shares remain outstanding under the ESPP as of the Effective Time, (iii) terminate any pending Offering Period (as defined in the ESPP) in progress as of the date hereof and suspend any future Offering Periods, ensuring no Offering Period shall be commenced on or after the date of this Agreement, (iv) prohibit participants in the ESPP from altering their payroll deductions from those in effect on the date of this Agreement (other than to discontinue their participation in the ESPP in accordance with the terms and conditions of the ESPP) and (v) return all funds contributed to the ESPP that have not been used to purchase Shares to the participants as soon as administratively feasible following the Effective Time, without interest.
(c)    Prior to the Effective Time, the Company shall adopt such resolutions and take such actions (including delivering all required notices, obtaining any employee consents and making any determinations) as may be reasonably required to effectuate the provisions of this Section 2.3. At or prior to the Effective Time, other than as set forth in Section 2.3(a), the Company shall terminate each Company Stock-Based Award without any further liability on the part of the Company, the Surviving Corporation, Parent or any of their respective Subsidiaries.
Section 2.4    Closing. The closing of the Merger (the "Closing") shall take place at 10:00 a.m., local time, as soon as practicable, but in no event later than the second Business Day following the satisfaction or, to the extent permitted by applicable Law, waiver of the conditions set forth in ARTICLE VI (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted by applicable Law, waiver of those conditions), remotely via the electronic exchange of documents and signatures or at the offices of Cleary Gottlieb Steen & Hamilton LLP, One Liberty Plaza, New York, New York, unless another date, time or place is agreed to in writing by Parent and the Company. The date on which the Closing occurs is referred to in this Agreement as the "Closing Date."
Section 2.5    Effective Time. Upon the terms and subject to the provisions of this Agreement, as soon as practicable on the Closing Date (or on such other date as Parent and the Company may agree in writing), the parties shall cause articles of merger (the "Articles of Merger") to be executed and filed with the Oregon Secretary of State and the Delaware Secretary of State in accordance with the relevant provisions of the Oregon Act and the DGCL, and, as soon as practicable on or after the Closing Date, shall make any and all other filings or recordings required under the Oregon Act and the DGCL to consummate the Merger. The Merger shall become effective at such time as the Articles of Merger have been duly filed with the each secretary of state or at such other date or time as permitted by the Oregon Act and the DGCL as Parent and the Company shall agree in writing and shall specify in the Articles of Merger (the time the Merger becomes effective being the "Effective Time").

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Section 2.6    Surrender of Shares and Payment.
(a)    On or before the Effective Time on the Closing Date, Parent shall deposit (or cause to be deposited) with the Paying Agent cash in an amount sufficient to make all payments pursuant to Section 2.2(i) (the "Payment Fund"). The Payment Fund shall be invested by the Paying Agent as directed by the Surviving Corporation, provided that (i) no such investment or losses thereon shall relieve Parent or the Surviving Corporation from making the payments required by this Article II or affect the amount of Merger Consideration payable to the holders of the common stock, and following any losses, Parent shall promptly provide additional funds to the Paying Agent to add to the Payment Fund for the benefit of the Company’s shareholders immediately prior to the Effective Time in the amount of any such losses and (ii) such investments shall be in short term obligations of the United States with maturities of no more than 30 days and guaranteed by the United States and backed by the full faith and credit of the United States or in commercial paper obligations rated P-1 or A-1 or better by Moody’s Investors Services, Inc. or Standard & Poor’s Corporation, respectively. Any interest or other income resulting from such investments shall be payable to the Surviving Corporation.
(b)    As promptly as practicable after the Effective Time and in any event not later than the fifth (5th) Business Day thereafter, Parent and the Surviving Corporation shall cause the Paying Agent to mail to each holder of record of (i) an outstanding certificate or certificates ("Certificates") that immediately prior to the Effective Time represented outstanding Shares or (ii) uncertificated shares of common stock represented by book-entry immediately prior to the Effective Time ("Book-Entry Shares"), (A) a form of letter of transmittal (which shall be in customary form and shall specify that delivery shall be effected, and risk of loss and title to the Certificates or Book-Entry Shares held by such Person shall pass, only upon proper delivery of the Certificates to the Paying Agent or, in the case of Book-Entry Shares, upon adherence to the customary procedures set forth in the letter of transmittal) and (B) instructions for use in effecting the surrender of such Certificates or Book Entry Shares in exchange for the Merger Consideration payable with respect thereto pursuant to Section 2.2(i). Upon surrender of a Certificate or Book-Entry Share to the Paying Agent, together with such letter of transmittal, duly completed and validly executed, and such other documents as the Paying Agent may reasonably require, the holder of such Certificate or Book-Entry Share shall be entitled to receive in exchange therefor the Merger Consideration for each Share formerly represented by such Certificate or Book-Entry Share. No interest shall be paid or shall accrue on any Merger Consideration payable upon surrender of any Certificate or Book-Entry Share. In the event that the Merger Consideration is to be paid to a Person other than the Person in whose name any Certificate is registered, it shall be a condition of payment that the Certificate so surrendered shall be properly endorsed or otherwise in proper form for transfer, that the signatures on such Certificate or any related stock power shall be properly guaranteed and that the Person requesting such payment shall pay any transfer or other Taxes required by reason of such payment to a

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Person other than the registered holder of such Certificate or establish to the satisfaction of the Surviving Corporation that such Taxes have been paid or are not applicable. Until surrendered as contemplated by this Section 2.6(b), each Share represented by a Certificate and each Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender or transfer the Merger Consideration payable in respect of each Share theretofore represented by such Certificate or Book-Entry Share, as applicable, pursuant to Section 2.2(i), without any interest thereon.
(c)    All cash paid upon the surrender for exchange of Certificates or Book-Entry Shares in accordance with the terms of this Article II shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares of common stock formerly represented by such Certificates or Book-Entry Shares. At the Effective Time, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of common stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation or the Paying Agent for transfer or transfer is sought for Book-Entry Shares, such Certificates or Book-Entry Shares shall be canceled and exchanged as provided in this Article II, subject to delivery of all documents required hereunder.
(d)    At any time following the date that is twelve months after the Effective Time, the Surviving Corporation shall be entitled to require the Paying Agent to deliver to it (or any designee thereof) any Payment Funds (including any interest received with respect thereto) that have been made available to the Paying Agent and that have not been disbursed to holders of Certificates or Book-Entry Shares, and thereafter such holders shall be entitled to look to Parent and the Surviving Corporation (subject to abandoned property, escheat or other similar Laws) only as general creditors thereof with respect to the Merger Consideration, without any interest, payable upon due surrender of their Certificate or Book-Entry Shares. Any amounts remaining unclaimed by such holders at such time at which such amounts would otherwise escheat to or become property of any Governmental Entity shall become, to the extent permitted by applicable Laws, the property of the Surviving Corporation or its designee, free and clear of all claims or interest of any Person previously entitled thereto. Notwithstanding the foregoing, none of Parent, Merger Sub, the Surviving Corporation, the Paying Agent or their respective affiliates will be liable to any holder of Certificates or Book-Entry Shares for Merger Consideration delivered to any Governmental Entity pursuant to any applicable abandoned property, escheat or other similar Law.
(e)    If any Certificate shall have been lost, stolen or destroyed, upon the holder’s compliance with the reasonable replacement requirements established by the Paying Agent, including, if necessary, the posting by such Person of a bond in customary amount as indemnity against any claim that may be made against it or the Surviving Corporation with

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respect to such Certificate, the Paying Agent will deliver in exchange for such lost, stolen or destroyed Certificate the Merger Consideration payable in respect thereof pursuant to this Agreement.
Section 2.7    Withholding Rights. Each of Parent, the Surviving Corporation, Merger Sub and the Paying Agent and their agents shall be entitled to deduct and withhold from the consideration otherwise payable to any holder of common stock, Company Stock-Based Awards or any other payments pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code, or any corresponding provision of state, local or foreign Tax Law. To the extent that amounts are so withheld and timely remitted to the appropriate taxing authority by Parent, the Surviving Corporation, Merger Sub or the Paying Agent, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made by Parent, the Surviving Corporation, Merger Sub or the Paying Agent, as the case may be.
Section 2.8    Effects of the Merger. The Merger shall have the effects set forth in this Agreement and in the relevant provisions of the Oregon Act and the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities, obligations, restrictions and duties of each of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.
Section 2.9    Articles of Incorporation; Bylaws.
(a)    At the Effective Time, the articles of incorporation of the Company shall be amended and restated to read the same as the articles of incorporation of Merger Sub on the date hereof, except such articles of incorporation shall be amended to reflect that the name of the Surviving Corporation shall be Key Technology, Inc., and, as so amended and restated, shall be the articles of incorporation of the Surviving Corporation (the "Surviving Corporation Articles") until thereafter amended in accordance with the provisions thereof and as provided by applicable Law.
(b)    At the Effective Time, and without any further action on the part of the Company and Merger Sub, the bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the bylaws of the Surviving Corporation until thereafter amended in accordance with the provisions thereof, the Surviving Corporation Articles and applicable Law, except that such bylaws shall be amended to reflect that the name of the Surviving Corporation shall be Key Technology, Inc.

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Section 2.10    Directors. The directors of Merger Sub immediately prior to the Effective Time shall from and after the Effective Time be the directors of the Surviving Corporation until the earlier of their death, resignation or removal or until their respective successors are duly elected and qualified.
Section 2.11    Officers. The officers of the Company immediately prior to the Effective Time shall from and after the Effective Time be the officers of the Surviving Corporation until the earlier of their death, resignation or removal or until their respective successors are duly elected or appointed and qualified.
ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE COMPANY
Except (a) as set forth in the disclosure letter delivered by the Company to Parent concurrent with the execution of this Agreement (the "Company Disclosure Letter") (it being agreed that disclosure of any information in a particular section or subsection of Article III of the Company Disclosure Letter shall be deemed disclosure with respect to any other section or subsection of Article III of this Agreement to which the relevance of such information is reasonably apparent on its face), or (b) to the extent disclosed in and reasonably apparent from the Company SEC Documents (other than any Company SEC Documents filed on or after the date hereof and excluding (x) the exhibits in such Company SEC Documents and (y) any statements in any "Risk Factors" or “Forward Looking Statements” sections that are cautionary, predictive or forward-looking in nature), provided, that in no event shall any disclosure in any Company SEC Document qualify or limit the representations and warranties of the Company set forth in Section 3.8, the Company represents and warrants to Parent and Merger Sub as follows:
Section 3.1    Organization, Standing and Power.
(a)    Each of the Company and its Subsidiaries (i) is an entity duly organized, validly existing and in good standing (with respect to jurisdictions that recognize such concept) under the Laws of the jurisdiction of its incorporation or organization, (ii) has all requisite corporate or similar power and authority to own, lease and operate its properties and to carry on its business as now being conducted and (iii) is duly qualified and licensed to do business and is in good standing (with respect to jurisdictions that recognize such concept) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification and licensing necessary, except, with respect to clause (iii), for any such failures to be so qualified or licensed or in good standing as have not had and would not reasonably be expected to have a Company Material Adverse Effect.
(b)    The Company has previously furnished or otherwise made available to Parent a true and complete copy of the Company’s articles of incorporation (the "Company

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Articles") and bylaws (the "Company Bylaws"), and the comparable organizational documents of each of its Subsidiaries (the “Subsidiary Documents”) in each case as amended to the date of this Agreement, and each as so delivered is in full force and effect. The Company is not in violation of any provision of the Company Articles or the Company Bylaws or any of the Subsidiary Documents.
Section 3.2    Capital Stock.
(a)    The authorized capital stock of the Company consists of (i) 45,000,000 shares of common stock, no par value per share, and (ii) 5,000,000 shares of preferred stock, no par value (the "Preferred Stock"). As of the date hereof, (A) 6,464,790 shares of common stock were issued and outstanding, all of which (w) have been duly authorized and validly issued and are fully paid and nonassessable, (x) have been issued and granted in compliance with all applicable Laws or pursuant to valid exemption therefrom, (y) were free of preemptive rights (except such shares subject to forfeiture) and (z) were not issued in violation of any Contract, (B) no shares of Preferred Stock were outstanding, (C) 15,000 shares of Preferred Stock have been designated Series A Junior Participating Preferred Stock, all of which have been reserved for issuance under the Company's shareholder rights plan, if any, and none of which were outstanding, and (D) there were no shares of common stock subject to or otherwise deliverable in connection with outstanding Company Stock-Based Awards (in addition to the outstanding Shares referenced in subpart (A) above).
(b)    Section 3.2(b)(i) of the Company Disclosure Letter sets forth, as of the close of business on January 24, 2018, a complete and correct list of all outstanding Company Stock-Based Awards, including the name of the holder, the grant date and the final vesting schedule date. The Company Stock Plans set forth in Section 3.2(b)(ii) of the Company Disclosure Letter are the only plans or programs, that Company or any of its Subsidiaries maintains under which stock options, restricted stock, restricted stock units, stock appreciation rights or other compensatory equity or equity-based awards (including, for the avoidance of doubt, any Phantom Awards) are outstanding and no awards other than the Company Stock-Based Awards were granted under the Company Stock Plans or otherwise. The Company has made available each form of award agreement under the Company Stock Plans as well as copies of any award agreement under the Company Stock Plans that deviates from any such form of award agreement.
(c)    Except as set forth in Section 3.2(a) and disclosed in Section 3.2(b) of the Company Disclosure Letter (i) there are no issued, reserved for issuance, outstanding or authorized (A) Equity Interests of the Company, (B) securities of the Company convertible into or exchangeable for Equity Interests of the Company, or (C) options or other rights to acquire from the Company, and no obligation of the Company to issue or sell, any Equity Interests,

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securities convertible into or exchangeable for Equity Interests of, or any other interest in, the Company or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, Equity Interests of the Company (the items referred to in this Section 3.2(c)(B) and (C), “Equivalent Interests”), (ii) since October 1, 2017 the Company has not granted or repurchased any Equity Interests of the Company (other than in connection with the exercise, settlement or vesting of Company Stock-Based Awards in accordance with their respective terms) or granted any Company Stock-Based Awards or other equity-based awards or interests, (iii) there are no outstanding obligations of the Company to repurchase, redeem or otherwise acquire any Equity Interests of the Company or securities convertible into or exchangeable for Equity Interests of the Company (other than in connection with the withholding of shares of common stock to satisfy Tax withholding requirements and payment of Taxes), (iv) there are no other Contracts relating to the issued or unissued Equity Interests of the Company or any of its Subsidiaries to which the Company or any of its Subsidiaries is a party and (v) there are no voting trusts, proxies or other similar arrangements or understandings to which the Company or any of its Subsidiaries is a party. Each outstanding Equity Interest of each Subsidiary of the Company (each, a “Subsidiary Share”) that is a corporation is duly authorized, validly issued, fully paid and nonassessable, each outstanding Equity Interest of each Subsidiary of the Company that is a limited liability company or a limited partnership is duly authorized and validly issued, and each such share or other Equity Interest of each Subsidiary of the Company is owned, directly or indirectly, by the Company free and clear of all Liens (other than Permitted Liens). Each Subsidiary of the Company is a corporation, limited liability company or limited partnership. Except for the Subsidiary Shares, (i) there are no issued, reserved for issuance, outstanding or authorized (A) Equity Interests of any Subsidiary of the Company (other than authorized but unissued Equity Interests), (B) securities convertible into or exchangeable for Equity Interests of any Subsidiary of the Company, or (C) options, warrants, calls or other rights to acquire from any Subsidiary of the Company, and no obligation of any Subsidiary of the Company to issue or sell, any Equity Interests or securities convertible into or exchangeable for Equity Interests of, or any other interest in, any Subsidiary of the Company, and (ii) there are no outstanding obligations of any Subsidiary of the Company to repurchase, redeem or otherwise acquire any Equity Interests of any Subsidiary of the Company or securities convertible into or exchangeable for Equity Interests of any Subsidiary of the Company (other than in connection with the withholding of shares of common stock to satisfy Tax withholding requirements and payment of Taxes).
Section 3.3    Authority. The Company has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Offer, the Top-Up Option, the Merger and the other transactions contemplated hereby. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby have been duly

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authorized by all necessary corporate action on the part of the Company and no other corporate proceedings on the part of the Company are necessary to approve this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms (except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the enforcement of creditors’ rights generally or by general principles of equity). As of the date hereof, the Company Board (i) has determined that this Agreement, the Tender Agreement and the transactions contemplated hereby and thereby, including the Offer, the Top-Up Option, and the Merger, are advisable to and in the best interests of the Company; (ii) approved and declared advisable this Agreement, including the execution, delivery, and performance thereof, and the consummation of the transactions contemplated by this Agreement, including the Offer, the Top-Up Option, and the Merger, upon the terms and subject to the conditions set forth herein; (iii) resolved to recommend that the Company shareholders accept the Offer, and tender their Shares pursuant to the Offer. As of immediately prior to the execution of this Agreement, the Company has taken all action necessary to exempt this Agreement, the Tender Agreement and the transactions contemplated hereby and thereby, including the Offer, the Top-Up Option and the Merger, from the restrictions on business combinations contained in any "fair price," "control share acquisition," "business combination," "interested stockholder," or similar anti-takeover statute or regulation, and no other state takeover statute or similar statute or regulation applies or purports to apply to this Agreement or the transactions contemplated hereby, including the Offer, the Top-Up Option, and the Merger.
Section 3.4    No Conflict; Consents and Approvals.
(a)    The execution, delivery and performance of this Agreement by the Company, and the consummation by the Company of the transactions contemplated hereby, do not and will not (i) conflict with or violate the Company Articles or Company Bylaws or the equivalent organizational documents of any of the Company’s Subsidiaries, (ii) assuming that all consents, approvals and authorizations contemplated by clauses (i) through (v) of subsection (b) below have been obtained and all filings described in such clauses have been made, conflict with or violate any Law applicable to the Company or any of its Subsidiaries or by which any of their respective properties are bound, or (iii) subject to obtaining the consents listed on Section 3.4(a)(iii) of the Company Disclosure Letter, result in any breach or violation of, or constitute a default (or an event which with notice or lapse of time or both would become a default), or result in the loss or modification of any benefit under, or give rise to any right of termination, cancellation, modification, payment, amendment or acceleration of, any Material Contract to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or any of their respective properties are bound, except, in the case of clause (ii), for any such

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conflict which would not reasonably be expected to prevent, delay or impair the ability of the Company to perform its obligations under this Agreement or to consummate the transactions contemplated by this Agreement or result in material liability to the Company, and in the case of clause (iii), for any such breach, violation, default, loss, right or other occurrence that would not reasonably be expected to have a Company Material Adverse Effect.
(b)    The execution, delivery and performance of this Agreement by the Company, and the consummation by the Company of the Offer, the Merger, the Top-Up Option, and the other transactions contemplated hereby, do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to, any Governmental Entity, except for (i) such filings required under applicable requirements of the Exchange Act, (ii) such filings required under the HSR Act and the other applicable Antitrust Laws, (iii) such filings as are necessary to comply with the applicable rules of NASDAQ, (iv) the filing of the Articles of Merger with the Oregon Secretary of State and the Delaware Secretary of State as required by the Oregon Act and the DGCL, and (v) any such consent, approval, authorization, permit, action, filing or notification of any Governmental Entity, the failure of which would not reasonably be expected to prevent, delay or impair the ability of the Company to perform its obligations under this Agreement or to consummate the Offer, the Merger, the Top-Up Option, and the other transactions contemplated by this Agreement.
Section 3.5    Subsidiaries. Except as set forth in Section 3.5 of the Company Disclosure Letter, the Company has no Subsidiaries other than the Subsidiaries identified on Exhibit 21 of the Company’s annual report on Form 10-K for the fiscal year ended September 30, 2017; and neither the Company nor any of its Subsidiaries: (i) owns any share capital of, or any Equity Interest of any nature in, any other Person, other than the Company or its Subsidiaries; or (ii) has agreed or is obligated to make, or is bound by any Contract under which it may become obligated to make, any material future investment in or material capital contribution to any other Person.
Section 3.6    SEC Reports; Financial Statements.
(a)    The Company has filed all forms, reports, statements, certifications and other documents (including all exhibits, amendments and supplements thereto) required to be filed by it with the SEC since October 1, 2015 (all such forms, reports, statements, certificates and other documents filed since October 1, 2015 and prior to the date hereof, collectively, the "Company SEC Documents"). As of their respective filing or effective dates, or, if amended, as of the date of the last such amendment, each of the Company SEC Documents complied, and each such Company SEC Document filed subsequent to the date hereof and prior to the Closing Date will comply, as to form in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, each as in

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effect on the date so filed or effective. As of their respective filing dates (or, if amended or superseded by a subsequent filing prior to the date hereof, as of the date of such amendment or superseding filing), none of the Company SEC Documents contained, and no such Company SEC Document filed subsequent to the date hereof and prior to the Closing Date will contain, any untrue statement of a material fact or omitted to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. Each Company SEC Document that is a registration statement, as amended or supplemented, if applicable, filed pursuant to the Securities Act, as of the date such registration statement or amendment became effective, did not, and each such Company SEC Document filed subsequent to the date hereof and prior to the Closing Date will not, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading. The Company has made available to Parent prior to the date hereof copies of all comment letters received by the Company from the SEC since October 1, 2015 relating to the Company SEC Documents, together with all written responses of the Company thereto. There are no outstanding or unresolved comments in any such comment letters received by the Company from the SEC and, to the Company’s Knowledge, none of the Company SEC Documents is the subject of any ongoing review by the SEC.
(b)    With respect to each annual report on Form 10-K and each quarterly report on Form 10-Q (and any amendments to each such Form 10-K or 10-Q) included in the Company SEC Documents, the chief executive officer and chief financial officer of the Company have made all certifications required by the Sarbanes-Oxley Act and any related rules and regulations promulgated by the SEC, and (i) the statements contained in any such certifications were complete and correct and (ii) such certification complied with the applicable provisions of the Sarbanes-Oxley Act, in each case in all material respects as of their respective dates. As of the date of this Agreement, the Company has not received written notice from the SEC challenging or questioning the accuracy, completeness, form or manner of filing of such certifications made with respect to the Company SEC Documents filed prior to the date of this Agreement.
(c)    The audited consolidated financial statements of the Company (including any related notes thereto) included in the Company SEC Documents have been prepared in accordance with United States generally accepted accounting principles ("GAAP") applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto) and fairly present in all material respects the consolidated financial position of the Company and its Subsidiaries at the date thereof and the results of their operations and cash flows for the periods indicated, all in accordance with GAAP. The unaudited consolidated financial statements of the Company (including any related notes thereto) included in the Company SEC Documents have been prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or may be permitted by the

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SEC under the Exchange Act) and fairly present in all material respects the consolidated financial position of the Company and its Subsidiaries as of the respective dates thereof and the results of their operations and cash flows for the periods indicated (subject to normal period-end adjustments which if included would not be material individually or in the aggregate), all in accordance with GAAP.
(d)    The Company maintains disclosure controls and procedures (as defined in Rules 13a, 15(e) and 15d-15(e) promulgated under the Exchange Act) designed to ensure that all information relating to the Company, including its Subsidiaries, required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is made known to the chief executive officer and the chief financial officer of the Company by others within those entities to allow timely decisions regarding required disclosure and to make the certifications of the principal executive officer and principal financial officer of the Company required under the Exchange Act with respect to such reports. The Company maintains internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) promulgated under the Exchange Act) designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, and includes those policies and procedures that: (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and that receipts and expenditures are being made only in accordance with authorizations of management and the Board of Directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Company that could have a material effect on the financial statements. The Company’s management has completed an assessment of the effectiveness of the Company’s system of internal controls over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the fiscal year ended September 30, 2016, and, except as set forth in the Company SEC Documents filed prior to the date of this Agreement, that assessment concluded that those controls were effective. The Company has disclosed, based on its most recent evaluation, to the Company’s auditors and the audit committee of the Company Board (i) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting. There were no significant deficiencies or material weaknesses identified in management’s assessment of internal controls as of and for the fiscal years ended September 30, 2016 and September 30, 2017 (nor has any such deficiency or weakness been identified since such dates).

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Section 3.7    No Undisclosed Liabilities. Neither the Company nor any of its Subsidiaries has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, that would be required by GAAP to be reflected on a consolidated balance sheet (or the notes thereto) of the Company and its Subsidiaries, except for liabilities and obligations (a) specifically reflected and adequately reserved against in the audited consolidated balance sheet of the Company as of September 30, 2017 that is included in the Company SEC Documents as of the date of this Agreement (the "Company Balance Sheet"), or disclosed in the notes thereto, (b) incurred in the ordinary course of business consistent with past practice since the date of the Company Balance Sheet in amounts that would not reasonably be expected to have a Company Material Adverse Effect, or (c) incurred pursuant to the terms of this Agreement. Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract relating to any transaction or relationship between or among the Company and any Subsidiary of the Company, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any "off-balance sheet arrangements" (as defined in Item 303(a) of Regulation S-K under the Securities Act)), where the result, purpose or effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of its Subsidiaries in the Company’s consolidated financial statements or any Company SEC Documents.
Section 3.8    Absence of Certain Changes or Events. Since the date of the Company Balance Sheet through the date of this Agreement, (a) the businesses of the Company and its Subsidiaries have been conducted in the ordinary course of business consistent with past practice (other than the negotiation, execution and performance of this Agreement) and (b) there has not been any event, change, development, circumstance, occurrence, state of facts or effect that has had or would reasonably be expected to have a Company Material Adverse Effect. There has not been any action taken by the Company or any of its Subsidiaries from the date of the Company Balance Sheet through the date of this Agreement that, if taken during the period from the date of this Agreement through the Closing Date without the consent of Parent, would constitute a breach of Section 5.1 hereof.
Section 3.9    Absence of Litigation. As of the date of this Agreement, (a) there is no material Action pending or, to the Knowledge of the Company, threatened in writing against the Company or any of its Subsidiaries or any of their respective properties, including by or before any Governmental Entity, (b) neither the Company nor any of its Subsidiaries nor any of their respective properties is or are subject to any judgment, order, injunction, decision, determination, rule or decree of any Governmental Entity, and (c) no Company Product is the subject of any pending Action or, to the Knowledge of the Company, an Action threatened in writing, nor is there any unresolved material claim for breach of warranty asserted in writing against the

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Company, its Subsidiaries or any of their customers or distributors related to the Company Products nor to the Knowledge of the Company have there been any written threats thereof.
Section 3.10    Compliance with Laws. The Company and each of its Subsidiaries are, and have been since October 1, 2015, in material compliance with all Laws applicable to them or by which any of their respective properties are bound. Neither the Company nor any of the Company Subsidiaries has received any written notice since October 1, 2015 that remains unresolved (i) of any proceeding by any Governmental Entity relating to the Company or any of its Subsidiaries or (ii) from any Governmental Entity alleging that the Company or any of its Subsidiaries are not in compliance with any Applicable Law in any material respect, which in either case, except as would not reasonably be expected to have a Company Material Adverse Effect. The Company and each of its Subsidiaries have in effect all permits, licenses, exemptions, authorizations, franchises, orders and approvals of all Governmental Entities (collectively, "Permits") necessary for them to own, lease or operate their properties and to carry on their businesses as now conducted in all material respects. To the Company’s Knowledge, no event has occurred that, with or without notice or lapse of time or both, would reasonably be expected to result in any right of termination, material amendment, cancellation, revocation, material suspension or material limitation of any Permit and there have occurred no material defaults (with or without notice or lapse of time or both) under or, material violations of, Permits.
Section 3.11    Benefit Plans.
(a)    Section 3.11(a) of the Company Disclosure Letter sets forth a true and complete list of each material "employee benefit plan" (within the meaning of section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), whether or not subject to ERISA) and each compensation, stock purchase, equity or equity-based, severance, retention, employment, individual consulting, change-in-control, welfare, fringe benefit, vacation, bonus, incentive, commission, profit-sharing, collective bargaining, pension, deferred compensation, retirement and supplemental retirement, life insurance, disability, retiree medical and any other employee benefit plans, programs, agreements, arrangements or policies (whether written or oral), to which the Company or any of its Subsidiaries is a party or that are sponsored, contributed to or maintained by the Company or any of its Subsidiaries for the benefit of any current or former employee, service provider or director of the Company or any of its Subsidiaries (or any dependent or beneficiary thereof) or with respect to which the Company or any of its Subsidiaries may have any actual or contingent liability. All such plans, programs and policies shall be collectively referred to as the "Company Plans." With respect to each material Company Plan, the Company has furnished or made available to Parent a current, accurate and complete copy thereof or, in the case of an unwritten Company Plan, a written description thereof, and, to the extent applicable: (i) any related trust agreement, insurance contract or other funding instrument, (ii) the most recent determination, opinion or advisory letter of the IRS for

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any Company Plan intended to qualify under Section 401(a) of the Code and any comparable document issued by a Governmental Entity for any Company Plan maintained outside the United States (any such Company Plan, an “International Company Plan”) intended to receive Tax favorable treatment, if applicable, (iii) if applicable, the most recent summary plan description, summary of material modifications, and amendments related to such Company Plan, (iv) if applicable, the most recent Form 5500 filed with respect to such Company Plan, (v) if applicable, any material filings, correspondence or notices to or from any Governmental Entity relating to such Company Plan and (vi) if applicable, the most recently completed actuarial valuation report and audited financial statements prepared for such Company Plan.
(b)    With respect to the Company Plans, except as would not reasonably be expected to be material to the Company:
(i)     (A) each Company Plan has been administered in accordance with its terms and established, administered, and documented in compliance with the provisions of applicable Law, including ERISA and the Code, (B) none of the Company, any of its Subsidiaries or, to the Knowledge of the Company, any other Person, has engaged in a nonexempt prohibited transaction, as described in Section 406 of ERISA or Section 4975 of the Code, with respect to any Company Plan, and (C) all contributions, premiums and other payments which are due under the terms of any Company Plan have been timely made;
(ii)    (A) each Company Plan intended to be qualified under Section 401(a) of the Code has received (or is entitled to rely on) a timely favorable determination, advisory and/or opinion letter, as applicable, from the IRS with respect to its qualified status (or the deadline for obtaining such a letter has not expired as of the date of this Agreement) and, to the Knowledge of the Company, nothing has occurred since the date of the most recent such letter that would reasonably be expected to cause the loss of such qualified status of such Company Plan, and (B) to the Knowledge of the Company, nothing has occurred that could reasonably be expected to have an adverse effect on the Tax status of each International Company Plan intended to receive Tax favorable treatment;
(iii)    there is no Action by the Department of Labor, the IRS or any other Governmental Entity or by any plan participant or beneficiary pending or, to the Knowledge of the Company, threatened relating to the Company Plans, any fiduciaries thereof with respect to their duties to the Company Plans or the assets of any of the trusts under any of the Company Plans (other than routine claims for benefits, appeals of such claims and domestic relations order proceedings);
(iv)    neither the Company nor any ERISA Affiliate of the Company (A) sponsors, maintains, contributes or is obligated to contribute to, or has in the past six (6) years

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sponsored, maintained, contributed, or has been obligated to contribute to, (x) any Company Plan subject to Title IV of ERISA or subject to Section 412 of the Code or (y) a "multiemployer plan" (within the meaning of Section 3(37) of ERISA) and (B) could incur liability under Section 4063 or 4064 of ERISA;
(v)    each Company Plan that is a "group health plan" (as such term is defined in Section 5000(b)(1) of the Code) has been administered and operated in all material respects in compliance with the applicable requirements of Section 601 of ERISA and Section 4980B(f) of the Code; and
(vi)    None of the Company Plans provides for or promises health or life insurance benefits (whether insured or self-insured) to any current or former employee or service provider following termination of employment or service with the Company and its Subsidiaries (other than (A) coverage mandated by applicable Law, for which the employee or service provider bears the entire cost, (B) benefits through the end of the month of termination of employment, (C) death benefits attributable to deaths occurring at or prior to termination of employment, (D) disability benefits attributable to disabilities occurring at or prior to termination of employment, and (E) conversion rights);
(c)    Except as set forth in Section 3.11(c) of the Company Disclosure Letter, (A) neither the execution or delivery of this Agreement nor the consummation of the transactions contemplated hereby (either alone or together with any other event) (i) increase the amount or value of any payment or benefit or result in any payment or benefit becoming due or payable, or required to be provided, to any current or former Company Employee; (ii) accelerate the time of payment or vesting, or trigger any funding, of any such benefit or compensation; (iii) result in any payment or benefit (whether in cash or property or the vesting of property) to any "disqualified individual" (as such term is defined in Treasury Regulations Section 1.280G-1) that would, individually or in combination with any other such payment or benefit, constitute an "excess parachute payment" (as defined in Section 280G(b)(1) of the Code) or (B) there is no Contract to which the Company or any of its Subsidiaries is bound to compensate any current or former Company Employee for excise Taxes paid pursuant to Section 4999 of the Code.
(d)     No later than ten (10) Business Days following the date of this Agreement, the Company shall deliver to Parent a list of each “disqualified individual” (as defined in Section 280G of the Code) of the Company and its Subsidiaries and (i) the Company’s reasonable, good faith estimate of the maximum amount (separately identifying single and double-trigger amounts) that could be paid to such disqualified individual as a result of any of the transactions contemplated by this Agreement (alone or in combination with any other event), (ii) the “base amount” (as defined in Section 280G(b)(3) of the Code) for each such disqualified individual, (iii) the estimated amount of any “excess parachute payments” within the meaning of

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Section 280G of the Code that could reasonably become payable to each such disqualified individual and (iv) underlying documentation on which such calculations are based. Such information shall be updated and delivered to Parent not later than ten (10) Business Days prior to the Effective Time.
Section 3.12    Employment Matters.
(a)    (A) Except as set forth in Section 3.12 of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries is a party to, or is bound by, any collective bargaining agreement with any labor union, works council, employee representative body or labor organization, and, there is not currently pending any efforts by any labor union, works council or labor organization to organize any Company Employees, (B) there is no material labor dispute, strike, work stoppage or lockout, or, to the Knowledge of the Company, threat thereof, by or with respect to any Company Employees, (C) no Company Employee has been improperly excluded from any Company Plan and (D) the transactions contemplated hereby will not require the consent of, or advance notification to or consultation with, any works councils, unions, labor organizations or employee representative body.
(b)    The Company and its Subsidiaries are currently in compliance in all material respects with all Laws related to wages, hours, and the payment and withholding of Taxes, including in payments to any current or former Company Employee for any wages (including overtime compensation), salaries, commissions, bonuses or other direct compensation for any services performed by them or any amounts required to be reimbursed to such Employees.
(c)    The Company and its Subsidiaries have not misclassified any person as an independent contractor, temporary employee, leased employee, volunteer or any other servant or agent compensated other than through reportable wages as an employee of the Company or any Subsidiary of the Company (each a "Contingent Worker") and no Contingent Worker has been improperly excluded from any Company Plan and neither the Company nor any Subsidiary of the Company employs or engages any volunteer workers, paid or unpaid interns or any other unpaid workers.
(d)    The Company and its Subsidiaries are currently in compliance with all Laws respecting employment and employment practices, terms and conditions of employment and wages and hours, including any such employment legal requirements relating to wages and hours, payment of wages, child labor, family maternity, parental, compassionate and medical leave, occupational safety and health and workers’ compensation, access to facilities and employment opportunities for disabled persons, employment discrimination (including discrimination based upon sex, pregnancy, marital status, age, race, color, national origin,

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ethnicity, sexual orientation, disability, veteran status, religion or other classification protected under applicable Laws), equal employment opportunities and affirmative action, employee privacy, fair employment practices, and the collection and payment of all Taxes and other withholdings (collectively, "Employment Legal Requirements").
(e)    The Company and its Subsidiaries have no charge or Action of violating any Employment Legal Requirements which has been asserted or is now pending or threatened against the Company or any Subsidiary of the Company before the United States Equal Employment Opportunity Commission, or any other Governmental Entity, or any court or other forum, in any jurisdiction in which the Company or any Subsidiary of the Company has employed or currently employs any Person.
Section 3.13    Environmental Matters. Except as explicitly identified in any environmental assessments, reports or plans previously made available to Parent and Merger Sub as a circumstance, condition or issue that could give rise to liability under Environmental Law or listed on Section 3.13 of the Company Disclosure Letter: (a) the Company and each of its Subsidiaries have been for the last five years and are currently in compliance in all material respects with all applicable Environmental Laws and Environmental Permits, and currently possess and for the last five years have possessed all Environmental Permits required to operate as they presently operate; (b) neither the Company nor any of its Subsidiaries has received any written request for information pursuant to section 104(e) of or notice of potential liability pursuant to the Comprehensive Environmental Response, Compensation and Liability Act or similar state statute, concerning any release or threatened release of Materials of Environmental Concern at any location except, with respect to any such request for information concerning any such release or threatened release, to the extent such matter has been resolved with the appropriate foreign, federal, state or local Governmental Entity or otherwise; and (c) neither the Company nor any of its Subsidiaries has received any written notice, claim or complaint, or is presently subject to any Action, judgment, order, injunction, or decree of any Governmental Entity, relating to noncompliance with Environmental Laws or applicable Environmental Permits or any other liabilities pursuant to Environmental Laws, and, to the Knowledge of the Company, no such matter has been threatened in writing and (d) to the Knowledge of the Company, there are no environmental conditions at the current or former properties owned, leased or operated by the Company or its Subsidiaries, caused by the release or presence of any Materials of Environmental Concern that could be reasonably anticipated to result in Liabilities to or a requirement for investigation, remediation or other corrective action by the Company or its Subsidiaries pursuant to Environmental Laws.

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Section 3.14    Taxes.
(a)    All U.S. federal income and other material Tax Returns required by applicable Law to be filed by, on behalf of or with respect to the Company or any of its Subsidiaries have been timely filed in accordance with all applicable Laws in all material respects (after giving effect to any extensions of time in which to make such filings), and all such Tax Returns were complete and accurate in all material respects.
(b)    All material Taxes required to be paid or withheld by the Company and its Subsidiaries have been paid and withheld, except for those Taxes that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP.
(c)    No Liens for a material amount of Taxes exist with respect to any assets or properties of the Company or any of its Subsidiaries, except for statutory Liens for Taxes that are (i) not yet delinquent, or (ii) being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP.
(d)    Neither the Company nor any of its Subsidiaries has been a member of an affiliated group of corporations, within the meaning of Section 1504 of the Code, or a member of a combined, consolidated or unitary group for state, local or foreign Tax purposes (other than the group, the common parent of which is the Company or any of its Subsidiaries), and neither the Company nor any of its Subsidiaries has any liability for Taxes of any Person under Treasury Regulations Section 1.1502-6 (or any corresponding provision of state, local or foreign Law), by operation of law, as transferee or successor, or by contract.
(e)    There are no Tax sharing agreements or similar arrangements (including Tax indemnity arrangements) with respect to or involving the Company or any of its Subsidiaries (other than any such agreement solely among the Company and/or any of its Subsidiaries and any commercial contracts entered into with third parties in the ordinary course of business not primarily relating to Taxes).
(f)    Neither the Company nor any of its Subsidiaries has participated in any "listed transaction" within the meaning of Treasury Regulations Section 1.6011-4(b)(2) or Section 301.6111-2(b)(2) (or any corresponding provision of state, local or foreign Law).
(g)    There are no Actions now pending or threatened in writing against or with respect to the Company or any of its Subsidiaries with respect to any Tax.
(h)    Neither the Company nor any of its Subsidiaries has received any written notice from a Governmental Entity in a jurisdiction where it does not file a material Tax Return

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that the Company or any of its Subsidiaries is or may be subject to taxation by that jurisdiction or is or may be required to file a material Tax Return.
(i)    No extension or waiver of the limitation period applicable to any of the U.S. federal income and other material Tax Returns of the Company or any of its Subsidiaries has been requested or granted, which currently remains in effect. No material closing agreement, private letter ruling, technical advice memoranda, advance pricing agreement, consent to an extension of time to make an election or consent to a change a method of accounting, has been requested from, entered into with or issued by any Governmental Entity with respect to the Company or any of its Subsidiaries.
(j)    Neither the Company nor any of its Subsidiaries has been a "distributing corporation" or a "controlled corporation" in connection with a distribution described in Section 355 of the Code.
(k)    Neither the Company nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of (A) any installment sale or open transaction disposition made on or prior to the Closing Date, (B) any prepaid amount received on or prior to the Closing Date, (C) any “closing agreement,” as described in Section 7121 of the Code (or any corresponding provision of state, local or non-U.S. income tax law) entered into on or prior to the Closing Date, (D) any “gain recognition agreement” or “domestic use election” (or analogous concepts under state, local or foreign income tax law) or (E) a change in the method of accounting for a period ending prior to or including the Closing Date.
(l)    Neither the Company nor any of its Subsidiaries is required to include any amounts in income as a result of the application of Section 965 of the Code (as modified by Section 14103 of the “Act to provide for reconciliation pursuant to titles II and V of the concurrent resolution on the budget for fiscal year 2018”, as enacted by the United States Congress on December 22, 2017).
(m)    Neither the Company nor any of its Subsidiaries is or has been a “United States Real Property Holding Corporation” within the meaning of Section 897 of the Code.

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Section 3.15    Contracts.
(a)    Except for this Agreement, and as disclosed in Section 3.15 of the Company Disclosure Letter, as of the date hereof, neither the Company nor any of its Subsidiaries is a party to or is bound by any of the following Contracts (each, a "Material Contract"):
(i)    Contracts between the Company or any of its Subsidiaries and any Significant Customer, other than purchase orders in the ordinary course of business subject to the Company’s standard terms and conditions as provided to Parent prior to the date of this Agreement or terms and conditions substantially similar to the Company’s standard terms and conditions;
(ii)    except for the Contracts disclosed in clause (i) above and purchase orders in the ordinary course of business subject to the Company’s standard terms and conditions as provided to Parent prior to the date of this Agreement or terms and conditions substantially similar to the Company’s standard terms and conditions, Contracts that involve performance of services or delivery of goods, products or developmental, consulting or other services commitments by the Company or any of its Subsidiaries, providing for either (A) recurring annual payments to the Company after the date hereof of $500,000 or more or (B) aggregate payments or potential aggregate payments to the Company after the date hereof of $1,000,000 or more;
(iii)    except for the Contracts disclosed in clauses (i) and (ii) above and purchase orders in the ordinary course of business subject to the Company’s standard terms and conditions as provided to Parent prior to the date of this Agreement or terms and conditions substantially similar to the Company’s standard terms and conditions, Contracts between the Company or any of its Subsidiaries and any of the ten (10) largest suppliers, including any supplier of manufacturing, outsourcing or development services (determined on the basis of aggregate payments made or owed by the Company and its Subsidiaries over the four consecutive fiscal quarter period ended September 30, 2017);
(iv)    except for the Contracts disclosed in clause (iii) above and purchase orders in the ordinary course of business subject to the Company’s standard terms and conditions as provided to Parent prior to the date of this Agreement or terms and conditions substantially similar to the Company’s standard terms and conditions, Contracts that involve performance of services (other than employment services) (including maintenance and support) or delivery of goods, materials, supplies or equipment or developmental, consulting or other services to the Company or any of its Subsidiaries, or the payment therefor by the Company or any of its Subsidiaries, providing for either (A) recurring annual payments by the Company after

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the date hereof of $500,000 or more or (B) aggregate payments or potential aggregate payments by the Company after the date hereof of $1,000,000 or more;
(v)    Contracts that contain any provisions restricting the Company or any of its Affiliates or their successors from (A) competing or engaging in any activity or line of business or with any Person or in any area or pursuant to which any benefit or right is required to be given or lost as a result of so competing or engaging, or which would have any such effect after the Closing (including with respect to Parent and its Affiliates), (B) hiring or soliciting for hire the employees or contractors of any third party or (C) using any of the Company Owned IP;
(vi)    Contracts that (A) grant any exclusive rights to any third party, including any exclusive Intellectual Property license or supply or distribution agreement or other exclusive rights, (B) grant any rights of first refusal, rights of first negotiation, option or similar rights with respect to any Company Product or Company Owned IP, (C) contain any provision that requires the purchase of all or any portion of the Company’s or any of its Subsidiaries’ requirements from any third party, or any other similar provision, (D) grant "most favored nation" or similar rights, (E) contain pricing commitments with respect to future purchases by any third party of Company Products or services that extend for more than six months from the effective date of such Contract, or (F) obligate the Company or its Subsidiaries to provide software updates, maintenance or any other support with respect to any Company Product for more than six months following the release of such Company Product, as applicable;
(vii)    Contracts pursuant to which any license or other right (including by means of covenants not to sue, releases or non-assertion agreements) to Intellectual Property is granted by the Company or any of its Subsidiaries (other than nonexclusive licenses granted in the ordinary course of business of the Company and its Subsidiaries consistent with past practice to customers for their use of Company Products), or granted to the Company or any of its Subsidiaries (other than generally commercially available off-the-shelf computer software licensed pursuant to shrink-wrap or click-wrap licenses), in each case with aggregate fees of less than $50,000;
(viii)    Contracts relating to indebtedness for borrowed money or the deferred purchase price of property, restricting the granting of Liens on any material property or asset of the Company or restricting the incurrence of debt or declaring or making dividends or distributions (in each case, whether incurred, assumed, guaranteed or secured by any asset), except any such agreement(s) with an aggregate outstanding principal amount not exceeding $500,000 and which may be prepaid on not more than 30 days’ notice without the payment of any penalty;

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(ix)    Contracts pursuant to which the Company or any of its Subsidiaries are a party that create or grant a Lien (including Liens upon properties acquired under conditional sales, capital leases or other title retention or security devices), except for Permitted Liens;
(x)    Contracts under which the Company or any of its Subsidiaries have, directly or indirectly, made any loan, capital contribution to, or other investment in, any Person (other than the Company or any of its Subsidiaries) and other than (A) extensions of credit in the ordinary course of business consistent with past practice and (B) investments in marketable securities in the ordinary course of business consistent with past practice;
(xi)    Research and development agreements, or Contracts establishing any partnership, joint venture, strategic alliance, collaboration, or other similar Contracts or arrangements;
(xii)    Contracts relating to the development of Intellectual Property or Company Products either (x) for the benefit of the Company or any of its Subsidiaries by any party other than the Company or its Subsidiaries, or (y) for the benefit of any party other than the Company or its Subsidiaries by the Company or its Subsidiaries;
(xiii)    employee collective bargaining agreements or other Contracts with any labor union, and each employment Contract that is not terminable by the Company without notice or without cost to the Company, or that may be terminable by the employee with cost to the Company;
(xiv)    Contracts waiving any material rights, granting any material releases, or entered into in connection with the settlement or other resolution of any Action that have any continuing material obligations, liabilities or restrictions or involved payment of more than $250,000, including co-existence agreements;
(xv)    except purchase orders relating to sales made in the ordinary course of business subject to the Company’s standard terms and conditions or terms and conditions substantially similar to the Company’s standard terms and conditions, Contracts providing for indemnification of any Person (A) with respect to material liabilities relating to any current or former business of the Company, any of its Subsidiaries or any predecessor Person other than indemnification obligations of the Company or any of its Subsidiaries pursuant to the provisions of a Contract entered into by the Company or any of its Subsidiaries in the ordinary course of business consistent with past practice, or (B) with respect to claims involving infringement, violation or misappropriation of any Intellectual Property of any third party

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(xvi)    Contracts containing (A) any provisions having the effect of providing that the consummation of the Offer, the Top-Up Option, the Merger or the other transactions contemplated by this Agreement or compliance by the Company with the provisions of this Agreement will conflict with, result in any violation or breach of, or constitute a default (with or without notice or lapse of time or both) under, such Contract (if such Contract is material to the Company and its Subsidiaries, taken as a whole), or give rise under such Contract to any right of, or result in, a termination, right of first refusal, amendment, revocation, modification, cancellation or acceleration, or a loss of a benefit or the creation of any Lien upon any of the properties or assets of the Company, Parent or any of their respective Subsidiaries or Affiliates, or to any increased, guaranteed, accelerated or additional rights or entitlements of any person, except to the extent that such termination, amendment, revocation, cancellation, acceleration, loss, Lien or entitlements are required by Applicable Law, (B) any restriction on the ability of any of the Company and its Subsidiaries to assign all or any portion of its rights, interests or obligations thereunder (if such Contract is material to the Company and its Subsidiaries, taken as a whole), unless such restriction expressly excludes any assignment to Parent and any of its Subsidiaries that holds assets substantially equivalent to the assigning entity in connection with or following the consummation of the Merger and the other transactions contemplated by this Agreement or (C) any standstill or similar provision purporting to limit the authority of any party to such agreement to acquire any equity interest in the Company or any other Person;
(xvii)    Contracts requiring or otherwise relating to any future capital expenditures by the Company or any of its Subsidiaries in an amount greater than $250,000;
(xviii)    Contracts that relate to the acquisition or disposition of any business, a material amount of stock or assets of any Person or any real property (whether by merger, sale of stock, sale of assets or otherwise);
(xix)    Contracts with a Governmental Entity; or
(xx)    except for the Contracts disclosed above, each Contract required to be filed by the Company pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act.
(b)    The Company has made available to Parent prior to the date hereof correct and complete copies of each Material Contract (including all modifications, amendments, supplements, annexes and schedules thereto and written waivers thereunder). Each Material Contract is in full force and effect and is a valid and binding agreement enforceable against the Company or its Subsidiaries party thereto and, to the Knowledge of the Company, any other party thereto, in accordance with its terms. There is no default under any Material Contract by the Company or any of its Subsidiaries party thereto or, to the Knowledge of the Company, any

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other party thereto. No event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder by, result in a right of termination for, or cause or permit acceleration of or other changes to any material right or obligation or the loss of any material benefit for the Company or any of its Subsidiaries party thereto or, to the Knowledge of the Company, any other party thereto.
Section 3.16    Customers. Section 3.16 of the Company Disclosure Letter sets forth a complete and accurate list of the names of each customer who, (a) in the fiscal year ended September 30, 2017, or (b) in the fiscal year ended September 30, 2016, was one of the ten (10) largest customers of the Company and its Subsidiaries (determined on the basis of aggregate revenues recognized by the Company and its Subsidiaries on a consolidated basis over the applicable period) for the applicable period (each, a "Significant Customer"). As of the date of this Agreement, the Company has not received any notice from any Significant Customer that such customer intends to terminate its existing contracts or arrangements with the Company or one of its Subsidiaries.
Section 3.17    Insurance. The Company has made available to Parent true and complete copies of all material insurance policies and all material self-insurance programs and arrangements relating to the business, assets and operations of the Company and its Subsidiaries. All such insurance policies of the Company and its Subsidiaries are in full force and effect and all premiums due thereon have been paid in full. Such insurance policies provide insurance in such amounts and against such risks as management of the Company has determined to be prudent in accordance with industry practices. Neither the Company nor any of its Subsidiaries is in material breach or default, and neither the Company nor any of its Subsidiaries has taken any action or failed to take any action which, with notice or the lapse of time or both, would constitute such a material breach or default, or permit termination or modification of, any of such insurance policies. Since January 1, 2017, none of the Company or any of its Subsidiaries has received any written notice or other written communication regarding any actual or possible (a) cancellation of any such insurance policy that has not been renewed in the ordinary course without any lapse in coverage, (b) invalidation of any such insurance policy, (c) refusal of any coverage, limitation in coverage or rejection of any material claim under any such insurance policy, or (d) material adjustment in the amount of the premiums payable with respect to any such insurance policy that is not reflected in the current premium. There is no material claim by the Company or any of its Subsidiaries pending under any such insurance policies and no material claim made since January 1, 2017 has been questioned or disputed by the underwriters of such insurance policies.
Section 3.18    Properties.

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(a)    The Company or one of its Subsidiaries has good title to all the properties and assets (i) reflected in the Company Balance Sheet as being owned, (ii) set forth in Section 3.18(a) of the Company Disclosure Letter (which section shall set forth a true and complete list of each parcel of real property owned by the Company or any of its Subsidiaries) and (iii) acquired after the date of the Company Balance Sheet, in each case that are material to the Company’s business on a consolidated basis (except properties sold or otherwise disposed of since the date thereof in the ordinary course of business consistent with past practice), free and clear of all Liens, except for Permitted Liens.
(b)    The Company or one of its Subsidiaries (i) is the lessee of all leasehold estates (A) reflected in the Company Balance Sheet, (B) set forth in Section 3.18(b) of the Company Disclosure Letter (which section shall set forth a true and complete list of all material real property currently leased, subleased, used or occupied by or from the Company or any of its Subsidiaries) and (C) acquired after the date of the Company Balance Sheet, in each case that are material to the Company’s business on a consolidated basis (except for leases that have expired by their terms since the date thereof or have been assigned, terminated or otherwise disposed of in the ordinary course of business consistent with past practice) and (ii) is in possession of the properties purported to be leased thereunder, and each such lease is valid without default thereunder by the Company or any of its Subsidiaries or, to the Knowledge of the Company, the lessor.
Section 3.19    Intellectual Property.
(a)    Section 3.19(a) of the Company Disclosure Letter contains a complete list, as of the date of this Agreement, of all Company Registered IP, including, as applicable, the application or registration number, application or registration date, jurisdiction and record owner, along with the legal owner, if different. The Company and its Subsidiaries have taken all actions reasonably necessary to maintain the Company Registered IP, including payment of applicable maintenance fees with the appropriate Governmental Entities. Each item of the Company Registered IP is subsisting and in full force and effect and, to the Knowledge of the Company, is valid and enforceable.
(b)    The Company or one of its Subsidiaries solely and exclusively owns (beneficially, and of record where applicable) all right, title and interest in and to the Company Owned IP, free and clear of all Liens (other than Permitted Liens). Except as set forth in Section 3.19(b) of the Company Disclosure Letter, the Company or one of its Subsidiaries owns or has the right to use all material Intellectual Property used in or necessary for the conduct of the Company's and its Subsidiaries' businesses as currently conducted and such rights shall remain in force and effect immediately following the Closing without being altered, encumbered, impaired or otherwise adversely impacted, provided that nothing in this Section 3.19(b) will be deemed to

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constitute any representation or warranty of non-infringement, which is addressed exclusively in Section 3.19(c).
(c)    Except as set forth in Section 3.19(c) of the Company Disclosure Letter, (i) to the Knowledge of the Company, neither the conduct and operation of the business of the Company and its Subsidiaries nor the Company Products are infringing, misappropriating, or otherwise violating, nor during the past six (6) years have infringed, misappropriated or otherwise violated any Intellectual Property of any Person, and (ii) to the Knowledge of the Company, no Person is infringing, misappropriating, or otherwise violating any Company Owned IP. Except as set forth in Section 3.19(c) of the Company Disclosure Letter, there are no Actions pending or, to the Knowledge of the Company, threatened in writing in the past six (6) years (including through any “cease and desist” letters, indemnification claims or invitations to license), alleging infringement, misappropriation or any other violation of any Intellectual Property of any Person by the Company, any of its Subsidiaries or the Company Products, or contesting the validity, enforceability or ownership of any material Company Owned IP. To the Knowledge of the Company, no Company Owned IP is subject to any outstanding injunction, order, decree or judgment issued by a Governmental Entity restricting the use or licensing thereof. This Section 3.19(c) constitutes the sole representation and warranty of Company under this Agreement with respect to any actual or alleged infringement, misappropriation, or other violation of Intellectual Property.
(d)    The Company and its Subsidiaries have taken reasonable steps to protect their rights in the material Company Owned IP, and to protect the confidentiality of all Trade Secrets included therein and other confidential information held by or provided to the Company or its Subsidiaries subject to a condition of confidentiality, including by requiring all Persons having access to Trade Secrets to execute written non-disclosure agreements. All current and former employees, contractors and consultants of the Company or its Subsidiaries who have made contributions to the creation or development of any material Intellectual Property for or on behalf of the Company or its Subsidiaries have validly assigned their entire right, title and interest in such contributions to the Company or one of its Subsidiaries.
(e)    None of the Company or its Subsidiaries has used Open Source Software in any manner that would, with respect to any material Software included in the Company Owned IP, (i) require disclosure or distribution of such Software in source code form, (ii) require the licensing of such Software for the purpose of making derivative works, or (iii) impose any restriction on the consideration to be charged for the distribution of such Software. With respect to any Open Source Software that is or has been used by any of the Company or its Subsidiaries, the Company and its Subsidiaries have been and are in material compliance with all applicable licenses. None of the Company or its Subsidiaries has disclosed, delivered or licensed to any Person (including an escrow agent) any source code for Software included in the Company

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Owned IP (or agreed to do any of the foregoing). Neither the execution of this Agreement nor the transactions contemplated hereunder will result in any requirement that the Company or any of its Subsidiaries publish, disclose, deposit in escrow, release from escrow, license or otherwise make available the source code for any Company Product or Software included in the Company Owned IP.
(f)    There have not been any material unauthorized intrusions or breaches of the security of any item of hardware (including computers, servers, databases, peripheral devices and telecommunications devices and related systems) or Software, whether owned or leased by the Company or any of its Subsidiaries that are used in the operation of their businesses (such hardware and Software, the “IT Systems”) which has caused any material disruption to the businesses conducted by the Company or its Subsidiaries. To the Knowledge of the Company, no Company Product contains any “back door,” “time bomb,” “Trojan horse,” “worm,” “drop dead device,” “virus,” “lock-out” or other disabling device or other software routines or hardware components that permit unauthorized access or unauthorized disablement or erasure of such Company Product or any Software or data contained therein.
(g)    The Company and its Subsidiaries have complied and are in compliance with, in all material respects, all Laws, privacy policies and contractual obligations applicable to the collection, storage, processing, use, transfer, disposal and disclosure of personally identifiable information by or on behalf of the Company or its Subsidiaries, and there has been no incident with respect to personally identifiable information that would require the provision of notice to any Governmental Entity or Person. There is not and within the past three (3) years has not been any Action against, nor, to the Knowledge of the Company, written complaint to, the Company or any of its Subsidiaries with respect to the collection, storage, processing, use, transfer, disposal or disclosure of personally identifiable information.
Section 3.20    Certain Business Practices.
(a)    None of the Company or any of its Subsidiaries (including its and their respective directors, officers, agents and employees), or, to the knowledge of the Company, any director, officer, agent, employee, partner or Affiliate of the Company or of any of its Subsidiaries is aware of or has taken any action, directly or indirectly, that has resulted or would result in: (i) a violation by any such Person of the FCPA, including making use of the mails or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any "foreign official" (as such term is defined in the FCPA) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of the FCPA; (ii) a violation by any such Person of any other applicable Anti-Corruption Laws; or (iii) a violation of, or operation in

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noncompliance with, any export restrictions, anti-boycott regulations, embargo regulations or other applicable Laws.
(b)    The Company and each of its Subsidiaries have conducted their businesses in compliance in all material respects with (i) the FCPA and the Anti-Corruption Laws and have retained, and continue to retain, accurate books and records and have instituted and continue to maintain policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance therewith, and (ii) (A) all Laws relating to United States export controls, and (B) anti-boycott prohibitions promulgated pursuant to the Export Administration Act of 1979, as amended, and regulations promulgated thereunder.
(c)    Neither the Company, its Subsidiaries, nor any director, officer or employee of the Company or its Subsidiaries is located, organized or resident in a Sanctioned Country. The Company and its Subsidiaries are currently in material compliance with, and at all times within the past five years have been in material compliance with, any applicable Sanctions, and there are not now, nor have there been within the past five years, any formal or informal proceedings, allegations, investigations, or inquiries pending, expected or, to the Knowledge of the Company, threatened against the Company, its Subsidiaries or any respective director, officers or employees of the Company and its Subsidiaries concerning violations or potential violations of Sanctions. Neither the Company nor its Subsidiaries has exported, reexported, or retransferred any article, item, component, software, technology, service or technical data or taken any other act in violation of any Export Control Laws. The Company and its Subsidiaries have and have implemented policies and controls reasonably designed to ensure compliance with the Anticorruption Laws, Sanctions, Export Control Laws and anti-money laundering Laws.
Section 3.21    Related Party Transactions. No executive officer or director of the Company (a) is a party to any Contract with or binding upon the Company or any of its Subsidiaries or any of their respective properties or assets, (b) has any interest in any material property owned by the Company or any of its Subsidiaries, or (c) has engaged in any transaction with the Company or any of its Subsidiaries within the last 12 months; in each case, that is of the type that would be required to be disclosed in the Company SEC Documents pursuant to Item 404 of Regulation S-K that has not been so disclosed.
Section 3.22    Absence of Indemnifiable Claims. As of the date of this Agreement, there are no pending claims by any director or officer of the Company or any of its Subsidiaries to indemnification by the Company or such Subsidiary under applicable Law, the Company Articles, the Company Bylaws, the governing documents of such Subsidiary or any insurance policy or Contract maintained by the Company or such Subsidiary.

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Section 3.23    Brokers. No broker, investment banker, financial advisor or other Person, other than Robert W. Baird & Co. Incorporated (a copy of whose engagement agreement, and all indemnification and other agreements related to such engagement, have been provided to Parent prior to the date hereof), is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company or any of its Subsidiaries, their respective Affiliates, or any of their respective executive officers or directors in their capacities as executive officers or directors.
Section 3.24    Information in the Offer Documents and the Schedule 14D-9. The information supplied by the Company expressly for inclusion in the Offer Documents (and any amendment or supplement thereto) will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. The Schedule 14D-9 will comply as to form in all material respects with the provisions of Rule 14d-9 of the Exchange Act and any other applicable federal securities Laws and will not, when filed with the SEC or distributed or disseminated to the Company's shareholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading, except that the Company makes to representation or warranty with respect to statements made in the Schedule 14D-9 based on information furnished by Parent or Merger Sub expressly for inclusion therein.
Section 3.25    Opinion of Financial Advisor. The Company Board has received the opinion of Robert W. Baird & Co. Incorporated to the effect that, as of the date of such opinion and subject to the various assumptions and limitations set forth in such opinion, the Offer Price to be received in the Offer and the Merger Consideration to be received in the Merger by the holders of the Shares (other than the Company, Parent, Merger Sub and their respective Affiliates) is fair, from a financial point of view, to such holders. The Company shall provide a signed copy of such signed written opinion to Parent solely for informational purposes as soon as practicable after the date of this Agreement.
Section 3.26    No Other Representations or Warranties. Except for the representations and warranties contained in this ARTICLE III (including the related portions of the Company Disclosure Letter), neither the Company nor any other Person has made or makes any other express or implied representation or warranty, either written or oral, on behalf of the Company. Without limiting the generality of the foregoing, neither the Company nor any other Person has made or makes any representation or warranty with respect to any projections, estimates, or budgets or future revenues, future cash flows, or future financial condition (or any component of any of the foregoing) of the Company.

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ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB
Parent and Merger Sub, jointly and severally, represent and warrant to the Company as follows:
Section 4.1    Organization, Standing and Power.
(a)     Each of Parent and Merger Sub (i) is a corporation duly organized, validly existing and (where applicable) in good standing under the Laws of the jurisdiction of its incorporation, (ii) has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted, and (iii) is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except, with respect to clauses (ii) and (iii), for any such failures to have such power and authority or to be so qualified or licensed or in good standing as have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
(b)    Parent has previously furnished or made available to the Company a true and complete copy of (i) the articles of incorporation and bylaws (or comparable organizational documents) of Merger Sub and (ii) the certificate of formation of Parent, in each case including all amendments thereto, and each as so delivered is in full force and effect. Neither Parent nor Merger Sub is in violation of any provision of its articles of incorporation or bylaws (or comparable organizational documents) in any material respect.
Section 4.2    Authority. Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby, including the Offer, the Merger, the Top-Up Option and the other transactions contemplated by this Agreement, on a timely basis. The execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the transactions contemplated hereby, including the Offer, the Merger, and the Top-Up Option, have been duly authorized by all necessary corporate action on the part of Parent and Merger Sub, and no other corporate proceedings on the part of Parent or Merger Sub are necessary to approve this Agreement or to consummate the transactions contemplated hereby, subject, in the case of the consummation of the Merger, to the filing of the Articles of Merger with the Oregon Secretary of State and the Delaware Secretary of State as required by the Oregon Act and the DGCL. This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming the due authorization, execution and delivery by the Company, constitutes a valid and binding obligation of Parent and Merger Sub,

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enforceable against each of them in accordance with its terms, except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the enforcement of creditors’ rights generally or by general principles of equity.
Section 4.3    No Conflict; Consents and Approvals.
(a)    The execution, delivery and performance of this Agreement by Parent and Merger Sub, and the consummation by Parent and Merger Sub of the Offer, the Merger, the Top-Up Option and the other transactions contemplated hereby, do not and will not (i) conflict with or violate the articles of incorporation or bylaws (or comparable organizational documents) of Parent or Merger Sub, (ii) assuming that all consents, approvals and authorizations contemplated by clauses (i) through (v) of subsection (b) below have been obtained and all filings described in such clauses have been made, conflict with or violate any Law applicable to Parent or Merger Sub or by which any of their respective properties are bound, or (iii) result in any breach or violation of, or constitute a default (or an event which with notice or lapse of time or both would become a default), or result in the loss of a benefit under, or give rise to any right of termination, cancellation, amendment or acceleration of, any Contract to which Parent or Merger Sub is a party or by which Parent or Merger Sub or any of their respective properties are bound, except, in the case of clauses (ii) and (iii), for any such conflict, breach, violation, default, loss, right or other occurrence that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
(b)    The execution, delivery and performance of this Agreement by Parent and Merger Sub, and the consummation by Parent and Merger Sub of the transactions contemplated hereby, including the Merger, do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to, any Governmental Entity, except for (i) such filings as required under applicable requirements of the Exchange Act, (ii) such filings required under the HSR Act and the other applicable Antitrust Laws, (iii) the filing of the Articles of Merger with the Oregon Secretary of State and the Delaware Secretary of State as required by the Oregon Act and the DGCL, (iv) the filing with the SEC of (A) the Offer Documents, and (B) such other filings as may be required to be made by Parent or Merger Sub in accordance with the Exchange Act in connection with this Agreement, the Offer, the Merger, the Top-Up Option and the other transactions contemplated by this Agreement, and (v) any such consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
Section 4.4    Parent and Merger Sub Information. None of the information supplied or to be supplied by Parent or Merger Sub for inclusion or incorporation by reference in and

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actually included or incorporated by reference in the Company's Schedule 14D-9 will, at the date it is first disseminated to the shareholders of the Company contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading.
Section 4.5    Absence of Litigation. There is no Action by or against Parent or Merger Sub pending, or to the knowledge of Parent, threatened in writing that has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect or would affect the legality, validity or enforceability of this Agreement or the consummation of the transactions contemplated hereby.
Section 4.6    Ownership and Operations of Merger Sub. Merger Sub has been formed solely for the purpose of engaging in the transactions contemplated hereby and prior to the Effective Time will have engaged in no other business activities and will have incurred no liabilities or obligations other than as contemplated hereby in connection with the transactions contemplated by this Agreement. The authorized capital stock of Merger Sub consists of 1,000 shares of common stock, par value $0.01 per share, all of which are validly issued and outstanding. All of the issued and outstanding Equity Interest of Merger Sub is, and at the Effective Time will be, owned directly or indirectly by Parent free and clear of all Liens (other than Permitted Liens).
Section 4.7    Available Funds. Parent’s and Merger Sub’s obligations hereunder are not subject to any conditions regarding Parent’s, Merger Sub’s or any other Person’s ability to obtain financing for the transactions and regulatory filings contemplated hereby. Assuming the satisfaction of the Offer Conditions and the conditions set forth in Section 6.1, respectively, Parent has or will have, and will cause Merger Sub to have, at the Offer Acceptance Time and prior to the Effective Time, sufficient funds to pay the aggregate Offer Price and the Merger Consideration contemplated by this Agreement and to make payment of all amounts required to be paid by them hereunder at the Offer Acceptance Time and on the Closing Date, respectively.
Section 4.8    Vote; Approval Required. No vote or consent of the holders of any class or series of capital stock or other Equity Interests of Parent is necessary to approve this Agreement or the Merger or the other transactions contemplated hereby. The vote or consent of Parent as the sole shareholder of Merger Sub, which vote or consent has been given or delivered to Merger Sub prior to Merger Sub’s entry into this Agreement, and which shall be in effect at all times through the Effective Time, is the only vote or consent of the holders of any class or series of capital stock or other Equity Interests of Merger Sub necessary to approve this Agreement, the Merger or the other transactions contemplated hereby.

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Section 4.9    Ownership of Shares. None of Parent, Merger Sub nor any of Parent’s other Affiliates owns (directly or indirectly, beneficially or of record) any Shares or holds any rights to acquire or vote any Shares except pursuant to this Agreement.
Section 4.10    Foreign Government.
(a)    None of Parent, Merger Sub nor any of Parent’s other Affiliates is a "foreign government," as defined in 31 CFR § 800.213 (a "Foreign Government").
(b)    No Foreign Government owns a majority or a dominant minority of the total outstanding voting interest in Parent or Merger Sub. No Foreign Government is represented on the board of directors or other governing board of Parent or Merger Sub. To the best of Parent’s knowledge, no Foreign Government has or holds, directly or indirectly and whether or not exercised, voting rights, direct or by proxy, or through a special share, contractual arrangements, formal or informal arrangements to act in concert, or other means, to determine, direct, or decide important matters affecting Parent or Merger Sub.
Section 4.11    Independent Investigation. Parent and Merger Sub have conducted their own independent investigation, review, and analysis of the business, results of operations, prospects, condition (financial or otherwise), or assets of the Company, and acknowledge that they have been provided adequate access to the personnel, properties, assets, premises, books and records, and other documents and data of the Company for such purpose. Parent and Merger Sub acknowledge and agree that: (a) in making their decision to enter into this Agreement and to consummate the transactions contemplated hereby, Parent and Merger Sub have relied solely upon their own investigation and the express representations and warranties of the Company set forth in ARTICLE III of this Agreement (including the related portions of the Company Disclosure Letter); and (b) neither the Company nor any other Person has made any representation or warranty as to the Company or this Agreement, including during the due diligence period, except as expressly set forth in ARTICLE III of this Agreement (including the related portion of the Company Disclosure Letter).
ARTICLE V
COVENANTS
Section 5.1    Conduct of Business of the Company.
(a)    The Company covenants and agrees that, during the period from the date hereof until the Effective Time, except (i) as expressly and specifically required by this Agreement, (ii) as disclosed in Section 5.1(a) of the Company Disclosure Letter, (iii) as required by applicable Law, (iv) for actions by the Company or its Subsidiaries with respect to matters expressly permitted by Section 5.1(b), or (v) as Parent shall otherwise consent in writing (which

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consent shall not be unreasonably withheld, conditioned or delayed), the Company shall, and shall cause each of its Subsidiaries to, conduct its business in the ordinary course of business consistent with past practice, and use its respective reasonable best efforts to (A) preserve substantially intact its business organizations, assets and technology and (B) preserve its present relationships with customers, suppliers, employees, and other Persons with which it has material business relations.
(b)    Without limiting the generality of the foregoing in Section 5.1(a),the Company covenants and agrees that, during the period from the date hereof until the Effective Time, except (A) as expressly and specifically required by this Agreement (excluding Section 5.1(a)), (B) as disclosed in Section 5.1(b) of the Company Disclosure Letter, (C) as required by applicable Law, (D) as expressly and specifically required by any Material Contract set forth in Section 3.15 of the Company Disclosure Letter in the form disclosed to Parent prior to the date of this Agreement, or (E) as Parent shall otherwise consent in writing (which consent shall not be unreasonably withheld, conditioned or delayed) (provided, that in the case of Section 5.1(b)(ii), Parent shall have the right to consent in its sole discretion), neither the Company nor any of its Subsidiaries shall:
(i)    amend or otherwise change its articles of incorporation or bylaws or any equivalent organizational documents;
(ii)    issue, sell, pledge, dispose of or encumber any of its or its Subsidiaries’ Equity Interests, or grant to any Person any right to acquire any of its or its Subsidiaries’ Equity Interests (or any right to cash or property measured in whole or in part by the value of a number of Shares), except for the issuance of Shares pursuant to the vesting or settlement of Company Stock-Based Awards or settlement of other awards outstanding as of the date hereof;
(iii)    declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its Equity Interests, except for any dividend or distribution by a wholly-owned Subsidiary of the Company to the Company or to another wholly-owned Subsidiary or wholly-owned Subsidiaries of the Company;
(iv)    reclassify, split, combine or subdivide any shares of capital stock or other Equity Interests of the Company or any of its Subsidiaries or redeem, repurchase or otherwise acquire any shares of capital stock or any other Equity Interests of the Company or any of its Subsidiaries, except for acquisitions in connection with the withholding of shares of common stock to satisfy Tax withholding requirements and payment of Taxes, pursuant to the vesting or settlement of Company Stock-Based Awards or other awards or obligations outstanding as of the date hereof;

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(v)    (x) acquire (A) (whether by merger, consolidation or acquisition of stock or assets or otherwise) any corporation, partnership or other business organization or division thereof or (B) any assets, other than purchases of inventory and other assets in the ordinary course of business consistent with past practice; or (y) (A) sell or otherwise dispose of (whether by merger, consolidation or sale of stock or assets or otherwise) any corporation, partnership or other business organization or division thereof or (B) sell, license or otherwise dispose of or subject to any Lien, other than any Permitted Lien, any assets (including Company Owned IP) of the Company or its Subsidiaries, other than sales or dispositions of finished goods or obsolete inventory in the ordinary course of business consistent with past practice;
(vi)    (w) hire any service provider at the level of Vice President or above or with an annual base salary in excess of $150,000, (x) terminate the employment of any Company Employee at the level of Director or above other than for "cause," (as reasonably determined by the Company in the ordinary course of business consistent with past practices) or promote any Company Employee to the level of Director or above, (y) terminate, discontinue, close or dispose of any plant, facility or other business operation, or (z) lay off any Company Employees or implement any early retirement, separation or program providing early retirement window benefits or announce or plan any such action or program for the future;
(vii)    materially amend, renew, grant a material waiver under, terminate, accelerate, exercise or fail to exercise any material right under, or otherwise materially modify any Material Contract, or enter into any Contract that, if in effect as of the date hereof, would constitute a Material Contract, other than those Contracts described in Section 3.15(a)(ii) that involve the performance of services or delivery of goods or products by the Company or any of its Subsidiaries in the ordinary course of business consistent with past practices and that would not otherwise be required to be scheduled under any other clause of the Company Disclosure Letter;
(viii)    waive, release or assign or otherwise dispose of any material rights, claims or benefits of the Company or any of its Subsidiaries;
(ix)    authorize any material new capital expenditures except those capital expenditures which are consistent with the Company's current capital expenditures budget (a copy of which was provided to Parent prior to the date hereof or fail in any material respect to make any of the capital expenditures provided for in such budget);
(x)    (w) make any loans, advances or capital contributions to, or investments in, any other Person (other than a wholly-owned Subsidiary of the Company), (x) repurchase, prepay or incur any indebtedness for borrowed money (except for short-term borrowings in the ordinary course of business up to an aggregate amount not to exceed

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$1,500,000) or issue or sell any debt securities, or issue or sell options, warrants, calls or other rights to acquire any debt securities of the Company or any of its Subsidiaries, (y) enter into any "keep well" or other Contract to maintain any financial statement or similar condition of another person or enter into any arrangement having the economic effect of any of the foregoing, or (z) assume, guarantee, endorse or otherwise become liable or responsible for the indebtedness or other obligations of another Person (other than a guaranty by the Company on behalf of its wholly-owned Subsidiaries);
(xi)    except (x) to the extent required by applicable Law (y) as required by the terms and conditions of any Company Plan in effect as of the date hereof, or (z) as expressly set forth in Section 2.3, (1) increase the compensation or benefits payable or provided to any current or former Company Employee, other than increases of less than 5% on an annualized basis in the annual cash compensation of no more than 10 Company Employees, in the aggregate, who each have a current annual base salary of less than $100,000, at times and in amounts in the ordinary course of business consistent with past practice, (2) amend, fund or terminate any Company Plan or adopt or enter into any compensation or benefit plan, including any pension, retirement, equity or equity-based, profit-sharing, severance, retention, bonus, change of control, fringe benefit, employee benefit, welfare or any other employee benefit or welfare benefit plan, policy, agreement, trust, fund or arrangement that if adopted or entered into prior to the date hereof would constitute a Company Plan, (3) accelerate the vesting, lapse of restrictions, time of payment or funding of any payment, benefit, or award to any current or former Company Employee, (4) enter into any third-party Contract with respect to a Company Plan (including contracts for the provision of services to such Company Plan, including benefits administration) or (5) enter into any new or amend any existing employment, severance, retention, change in control, indemnification or similar agreement with any current or former Company Employees;
(xii)    abandon, cancel, allow to lapse, or fail to renew or to continue to prosecute or defend or otherwise dispose of any material Company Owned IP;
(xiii)    implement or adopt any material change in its methods of accounting, except as may be appropriate to conform to changes in statutory or regulatory accounting rules or GAAP or regulatory requirements with respect thereto;
(xiv)    initiate, commence, compromise, settle or agree to settle any Action or other claim, or consent to the same, other than compromises, settlements or agreements solely involving payments of less than $500,000 individually or in the aggregate; provided that the Company may also compromise, settle or agree to settle any Action or other claim which (1) results solely in a monetary obligation that the Company has confirmed is fully indemnified by a third party or fully covered by insurance and (2) would not involve any

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admission of guilt or impose any material restrictions or limitations upon the operations or business of the Company or any Subsidiary of the Company;
(xv)    agree to any exclusivity, non-competition, most favored nation or similar provision or covenant restricting the Company, any of its Subsidiaries or any of their respective Affiliates, from competing in any line of business or with any Person or in any area or engaging in any activity or business (including with respect to the development, manufacture, marketing or distribution of their respective products or services), or pursuant to which any benefit or right would be required to be given or lost as a result of so competing or engaging, or which would have any effect on Parent or any of its Affiliates after the Effective Time;
(xvi)    (x) make, revoke or change any material Tax election or file any material amended Tax Return or request any material Tax ruling; (y) make any material change to any accounting method or accounting period used for Tax purposes (or request such a change); or (z) settle, compromise or consent to any material Tax claim or assessment, enter into any material closing agreement with respect to Taxes, or surrender a right to a material Tax refund;
(xvii)    write-down any of its material assets, including any capitalized inventory, or (ii) make any change in any method of financial accounting principles, method or practices, in each case except for any such change required by GAAP or applicable Law, including Regulation S-X under the Exchange Act (in each case following consultation with the Company’s independent auditor);
(xviii)    institute, pay, discharge, compromise, settle or satisfy (or agree to do any of the preceding with respect to) any liabilities or obligations (whether absolute, accrued, asserted or unasserted, contingent or otherwise), in excess of $500,000 in any individual case or in the aggregate, other than (w) as required by their terms as in effect on the date of this Agreement and provided to Parent prior to the date of this Agreement, (x) fees, expenses and termination payments related to the transactions contemplated by this Agreement, (y) liabilities or obligations to the extent reserved against on the Company Balance Sheet (for amounts not in excess of such reserves), or (z) incurred since the date of the Company Balance Sheet in the ordinary course of business consistent with past practice, provided that, in the case of each of (w), (x), (y) or (z), the payment, discharge, settlement or satisfaction of such liability or obligation does not include any material obligation to be performed by the Company or any of its Subsidiaries following the Closing;
(xix)    waive any material benefits of, or agree to modify in any adverse respect, or fail to enforce, or consent to any matter with respect to which its consent is required under, any confidentiality, standstill or similar Contract to which the Company or any of its Subsidiaries is a party;

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(xx)    engage in (A) any trade loading practices or any other promotional sales or discount activity with any customers or distributors with any intent of accelerating to prior fiscal quarters (including the current fiscal quarter) sales to the trade or otherwise that would otherwise be expected (based on past practice) to occur in subsequent fiscal quarters, (B) any practice which would have the effect of accelerating to prior fiscal quarters (including the current fiscal quarter) collections of receivables that would otherwise be expected (based on past practice) to be made in subsequent fiscal quarters, (C) any practice which would have the effect of postponing to subsequent fiscal quarters payments by the Company or any of its Subsidiaries that would otherwise be expected (based on past practice) to be made in prior fiscal quarters (including the current fiscal quarter) or (D) any other promotional sales or discount activity, in each case in clauses (A) through (E) in a manner outside the ordinary course of business consistent with past practices;
(xxi)    enter into or amend any transaction or Contract with any financial advisor, shareholder, director, officer or employee of the Company or any of its Subsidiaries;
(xxii)    take any action which is intended to or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect; or
(xxiii)    authorize or agree to take any of the foregoing actions described in Section 5.1(b)(i) through Section 5.1(b)(xxii).
Section 5.2    No Control of Other Party’s Business.
Nothing contained in this Agreement shall give Parent or Merger Sub, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations prior to the Offer Acceptance Time. Prior to the Offer Acceptance Time, each of the Company and Parent shall exercise, consistent with the terms and conditions of this Agreement (including, for the avoidance of doubt, the Company’s obligations pursuant to Section 6.1), complete control and supervision over its and its Subsidiaries’ respective operations.

Section 5.3    No Solicitation.
(a)    Except as set forth in Section 5.3(b) through (e), prior to the Offer Acceptance Time the Company agrees that neither it nor any of its Subsidiaries shall, and that it shall direct its and their respective Representatives not to, and shall not permit its and their respective Representatives to, directly or indirectly, (i) initiate or solicit or knowingly encourage or facilitate the making of any offers that constitute an Acquisition Proposal or any inquiry, proposal or request for information that could reasonably be expected to result in an Acquisition Proposal, (ii) engage in, continue or otherwise participate in activities, discussions or negotiations with, or provide or cause to be provided any non-public or other information or data relating to the Company or any of its Subsidiaries to, any Person in connection with or for the

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purpose of soliciting, encouraging or facilitating an Acquisition Proposal or any inquiry, proposal or request for information that could reasonably be expected to result in an Acquisition Proposal, (iii) approve, endorse or recommend any Acquisition Proposal, (iv) approve or execute or enter into any letter of intent, agreement in principle or other agreement that could reasonably be expected to lead to an Acquisition Proposal (other than a confidentiality agreement entered into in accordance with Section 5.3(b)) or (v) approve or execute or enter into any letter of intent, agreement in principle or other agreement that (x) could reasonably be expected to prevent the Company from complying with its obligations pursuant to this Section 5.3 or (y) provides for the expense reimbursement by the Company or any of its Subsidiaries to any Person in relation to any Acquisition Proposal or potential Acquisition Proposal; provided, however, it is understood and agreed that any determination or action by the Company Board permitted under Section 5.3(b) or (f) or Section 7.1(c)(i) (to the extent Section 5.3(f) has been complied with) shall not be deemed to be a breach of this Section 5.3(a). On the date hereof, the Company will immediately cease and terminate any existing activities, discussions or negotiations by the Company and its Subsidiaries, and direct its Representatives to cease and terminate, all such activities, discussions and negotiations with any Persons with respect to any Acquisition Proposal and terminate access by any Person to any physical or electronic data room relating to any potential Acquisition Proposal. Within three Business Days of the execution of this Agreement, the Company shall request the prompt return or destruction of any confidential information provided to any Person within the twelve months immediately preceding the date of this Agreement in connection with a potential Acquisition Proposal or similar transaction. It is agreed that any violation of the restrictions set forth in this Section 5.3 by any Representative of the Company or any of its Subsidiaries shall constitute a breach of this Section 5.3.
(b)    Notwithstanding anything to the contrary in Section 5.3(a), if on or after the date hereof, the Company or its Representatives receive a bona fide written Acquisition Proposal (not resulting from a material breach of this Section 5.3) from a Person that the Company Board reasonably determines (after consultation with the Company’s financial advisors and outside legal counsel) would reasonably be expected to lead to a Superior Proposal, then the Company and its Representatives may, subject to compliance with this Section 5.3, (A) furnish information with respect to the Company and its Subsidiaries to the Person making such Acquisition Proposal and (B) participate in discussions or negotiations with such Person and its Representatives regarding such Acquisition Proposal; provided, however, that the Company will not, and will not permit its Subsidiaries or its or their Representatives to, furnish any information or enter into, maintain or participate in any such discussions or negotiations except pursuant to a customary confidentiality agreement on terms no less restrictive than those contained in the Confidentiality Agreement (a copy of which will be promptly provided to Parent); provided, further, that any such information so furnished has been previously provided to Parent or is

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provided to Parent promptly (and in any event no later twenty-four (24) hours) after it is so furnished to such Person.
(c)    In the event that the Company receives an Acquisition Proposal or any inquiry, proposal or request for information that could reasonably be expected to lead to, or result in, an Acquisition Proposal, then the Company shall (i) as soon as practicable (and in any event within twenty-four (24) hours) of receipt, advise Parent of the material terms and conditions (including the identity of the Person making such Acquisition Proposal) and keep Parent reasonably informed of the status and material developments affecting the terms and conditions of any such Acquisition Proposal (including any discussions and negotiations concerning such terms and conditions) on a current basis, and (ii) provide to Parent as soon as practicable (and in any event within twenty-four (24) hours after receipt or delivery thereof) (x) any written indication of interest or other material that constitutes a proposal (or amendment thereto) including copies of any proposed definitive agreements with respect to any such Acquisition Proposal and any financing commitments related thereto and (y) in the case of any oral proposal, a written summary of such oral proposal.
(d)    Except as set forth in Section 5.3(e) and Section 5.3(f), neither the Company Board nor any committee thereof shall (i) withdraw or modify in a manner adverse to Parent or Merger Sub, or publicly propose to withdraw or modify in a manner adverse to Parent or Merger Sub, the Company Board Recommendation, (ii) approve or recommend or declare advisable any Acquisition Proposal (it being understood that failing to recommend the rejection of any Acquisition Proposal that is a tender offer or exchange offer within ten Business Days after the commencement of such tender offer or exchange offer shall be considered an adverse modification), (iii) after public announcement of an Acquisition Proposal (other than in connection with the commencement of a tender offer or exchange offer), fail to publicly re-affirm the Company Board Recommendation within three (3) Business Days after a written request by Parent to do so (or, if earlier, by the close of business on the Business Day immediately preceding the scheduled date of the consummation or expiration of the Offer), (iv) fail to include the Company Board Recommendation in the Schedule 14D-9 when disseminated to the Company’s shareholders or (v) publicly propose to take any such actions (any of such actions, an "Adverse Recommendation Change").
(e)    Notwithstanding anything to the contrary in Section 5.3(d), if, due to an Intervening Event, the Company Board determines in good faith, after consultation with its outside legal counsel, that failure to do so would be inconsistent with its fiduciary duties under applicable Law, the Company Board may make an Adverse Recommendation Change of the type described in clause (i) or (iv) of Section 5.3(d); provided, however, that the Company has first complied with the following provisions, and, after so complying, the Company Board or any committee thereof determines that such Intervening Event continues to necessitate an Adverse

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Recommendation Change. The Company Board (or any committee thereof) shall not take any action set forth in this Section 5.3(e) unless the Company Board has first:
(i)    provided written notice to Parent of its intention to take such action at least four Business Days in advance of taking such action, which notice shall provide reasonable detail regarding such Intervening Event; and
(ii)    negotiated, and caused the Company and its Representatives to negotiate, in good faith during the four Business Day period following Parent’s receipt of the notice of the Intervening Event (the "Intervening Event Notice Period"), or if at the time received by the Company there are less than three Business Days before a Company shareholders meeting or the Offer Expiration Time, as much notice as reasonably practicable, with Parent to enable Parent to propose to amend the terms of this Agreement or make another proposal, and
(iii)    after complying with the preceding clauses (i) and (ii), determined in good faith (after consultation with the Company’s outside legal counsel and financial advisors), in light of any proposed amendment to the terms of this Agreement or other proposals during the Intervening Event Notice Period, that such Intervening Event continues to necessitate an Adverse Recommendation Change and that the failure to make the Adverse Recommendation Change would be inconsistent with its fiduciary obligations under applicable Law.
(f)    Notwithstanding anything to the contrary in Section 5.3(d), if the Company receives an Acquisition Proposal, with respect to which no material breach of Section 5.3 has occurred, and that the Company Board or any committee thereof determines in good faith (after consultation with outside legal counsel and its financial advisors) constitutes a Superior Proposal, and that failure to do so would be inconsistent with its fiduciary duties under applicable Law, the Company may either (i) terminate this Agreement pursuant to Section 7.1(c)(i) to enter into a definitive agreement with respect to such Superior Proposal, or (ii) make an Adverse Recommendation Change; provided, however, that in the case of either (i) or (ii), the Company has first complied with the following provisions, and, after so complying, the Company Board or any committee thereof determines that such Acquisition Proposal continues to constitute a Superior Proposal and that the failure to make an Adverse Recommendation Change would be inconsistent with its fiduciary duties under applicable Laws; provided, further, that the Company shall not terminate this Agreement pursuant to Section 7.1(c)(i) unless the Company has (y) complied with its obligations under this Section 5.3(f), and (z) pays or causes to be paid to Parent the Termination Fee payable pursuant to Section 7.3(b) prior to or concurrently with such termination. The Company Board (or any committee thereof) shall not take any action set forth in this Section 5.3(f) unless the Company Board has first:

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(i)    provided written notice to Parent of its intention to take such action at least four (4) Business Days in advance of taking such action (a "Notice of Superior Proposal"), which notice shall advise Parent that the Company Board has received an Acquisition Proposal and that the Company Board or any committee thereof has determined that such Acquisition Proposal constitutes a Superior Proposal; and
(ii)    negotiated, and caused the Company and its Representatives to negotiate, in good faith during the four (4) Business Day period following Parent’s receipt of the Notice of Superior Proposal, as applicable, or if at the time received by the Company there are less than three Business Days before a Company shareholders meeting or the Offer Expiration Time, as much notice as reasonably practicable, with Parent to enable Parent to make a counteroffer or propose to amend the terms of this Agreement, and
(iii)    after complying with the preceding clauses (i) and (ii), determined in good faith (after consultation with the Company’s outside legal counsel and financial advisors), in light of any counteroffer or proposed amendment to the terms of this Agreement during the Notice Period, that the Superior Proposal continues to constitute a Superior Proposal and that the failure to make the Adverse Recommendation Change would be inconsistent with its fiduciary duties under applicable Law.
For the avoidance of doubt, any (1) material revisions to the terms of a Superior Proposal or (2) material revisions to an Acquisition Proposal that the Company Board had determined no longer constitutes a Superior Proposal, shall constitute a new Acquisition Proposal and shall in each case require the Company to deliver to Parent a new Notice of Superior Proposal, except that the references to four (4) Business Days in this Section 5.3(f) shall be deemed to be two (2) Business Days.
(g)    Nothing set forth in this Agreement shall prevent the Company or the Company Board from (i) taking and disclosing to its shareholders a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act (or any similar communication to shareholders in connection with the making or amendment of a tender offer or exchange offer), from (ii) making any required disclosure to the Company’s shareholders if, in the good faith judgment of the Company Board, after consultation with outside counsel, failure to disclose such information would reasonably be expected to violate its disclosure obligations under applicable Law, or (iii) making any "stop-look-and-listen" communication to its shareholders pursuant to Section 14d-9(f) promulgated under the Exchange Act (or any similar communication to shareholders), in each case, in which the Company indicates that it has not made an Adverse Recommendation Change.

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Section 5.4    Access to Information; Confidentiality.
(a)    From the date hereof to the Effective Time or the earlier termination of this Agreement, the Company shall, and shall cause its Subsidiaries to, (i) upon reasonable prior written notice, afford to Parent’s Representatives reasonable access during normal business hours, consistent with applicable Law, to their respective Representatives, offices, other facilities, books, records and reports and other documents and information relating to the Company and its Subsidiaries in their possession, and (ii) furnish Parent and Merger Sub with all financial, operating and other data and information as Parent and Merger Sub shall reasonably request. Notwithstanding the foregoing, (i) any such investigation or consultation shall be conducted at Parent's expense under the supervision of the Company and in such a manner as not to interfere unreasonably with the business or operations of the Company or its Subsidiaries, and (ii) neither Parent nor Merger Sub shall, and each shall cause its Representatives not to, contact any of the employees, customers, distributors, or suppliers of the Company in connection with the transactions contemplated by this Agreement whether in person or by telephone, mail or other means of communication without the prior written authorization of the Company (not to be unreasonably withheld, conditioned or delayed); provided, that no dissemination of the Offer Documents to holders of Shares or filing of the Offer Documents with the SEC shall be deemed to require the Company’s authorization pursuant to this Section 5.4(a)(ii). Neither the Company nor any of its Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would be reasonably expected to, in the reasonable judgment of the Company (after consultation with outside counsel), (i) breach any agreement with any third-party entered into prior to the date of this Agreement, (ii) constitute a waiver of or jeopardize the attorney-client or other privilege held by the Company, or (iii) otherwise violate any applicable Law, including the Antitrust Laws; provided, however, that in each case the Company shall give notice to Parent of the fact that it is withholding such information or documents and thereafter the Company and Parent shall use their respective reasonable best efforts to cause such information to be provided in a manner that would not reasonably be expected to violate such restriction or waive the applicable privilege or protection.
(b)    Each of Parent and Merger Sub will hold and treat and shall cause its Representatives to hold and treat in confidence all documents and information concerning the Company and its Subsidiaries furnished to Parent or Merger Sub pursuant to or in connection with the transactions contemplated by this Agreement in accordance with the Confidentiality Agreement, which Confidentiality Agreement shall remain in full force and effect in accordance with its terms.

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Section 5.5    Second-Step Merger.
(a)    Subject to the terms set forth in this Agreement, if the approval of this Agreement by the Company's shareholders is required under the Oregon Act, the Company shall take all action necessary to duly call, give notice of, convene, and hold a Company shareholders meeting as soon as reasonably practicable after the Offer Acceptance Time and, in connection therewith, the Company shall mail a Company proxy statement to the holders of common stock in advance of such meeting.
(b)    Notwithstanding the foregoing, if on or following the Offer Acceptance Time and the exercise, if any, of the Top-Up Option, Merger Sub shall hold, in the aggregate, at least 90% of the Shares, the parties hereto shall take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after the Offer Acceptance Time without a Company shareholders meeting in accordance with the Oregon Act.
Section 5.6    Further Action; Efforts.
(a)    Except with respect to matters described in Section 5.6(b), upon the terms and subject to the conditions of this Agreement, each of the parties hereto agrees to use its reasonable best efforts to take, or cause to be taken, all appropriate action and to do, or cause to be done, all things necessary, proper or advisable under applicable Law or otherwise to consummate the transactions contemplated hereby as promptly as reasonably practicable. In the event that any administrative or judicial action or proceeding is instituted (or threatened to be instituted) against a party to this Agreement by a Governmental Entity or private party challenging the Offer, the Merger, the Top-Up Option, or any other transaction contemplated by this Agreement, such party shall use its reasonable best efforts to contest and resist any such action or proceeding, including by entering into an appropriate settlement or consent decree.
(b)    In furtherance and not in limitation of the provisions of Section 5.6(a), each of the parties, as applicable, agrees to prepare and file as promptly as practicable, and in any event with respect to clause (i) below, by no later than fifteen (15) Business Days after date of this Agreement, (i) an appropriate filing of a Notification and Report Form pursuant to the HSR Act (if applicable) and (ii) any filings necessary, proper and advisable under any other Antitrust Law. Parent shall be responsible for all filing fees for the filings required under the Antitrust Laws by the Company, Merger Sub and Parent.
(c)    Each of Parent and Merger Sub, on the one hand, and the Company, on the other hand, shall keep the other apprised of the status of matters relating to the completion of the Merger and the other transactions contemplated hereby and work cooperatively in connection with promptly obtaining the approvals of or clearances from each applicable Governmental Entity with respect to the same, including:

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(i)    liaising with each other in relation to each step of the procedure before the relevant Governmental Entities and as to the contents of all communications with such Governmental Entities relating to the transactions contemplated hereby. To the extent permitted by Law or Governmental Entity, Parent and Merger Sub, on the one hand, and Company, on the other hand, will provide the other with a copy of the non-confidential portions of such notification or filing in draft form and discuss its content before it is filed with the relevant Governmental Entities;
(ii)    timely furnishing to each other all information within its possession that is required for any notification or other filing to be made by the other pursuant to applicable Law in connection with the transactions contemplated hereby; provided, however, that materials may be redacted as necessary to (i) comply with contractual arrangements or applicable Law, (ii) to address good faith legal privilege or confidentiality concern, and (iii) to remove references concerning the valuation;
(iii)    promptly notifying each other of any communications from or with any Governmental Entity with respect to the transactions contemplated hereby and ensuring to the extent permitted by Law or Governmental Entity that each party and its legal counsel are given the opportunity to attend and participate in any meetings, discussions with, or other appearances before, whether in person, by telephone or otherwise, any Governmental Entity with respect to the transactions contemplated hereby; and
(iv)    without prejudice to any rights of the parties hereunder, consulting and cooperating in all respects with each other in defending all Actions by or before any Governmental Entity challenging this Agreement or the consummation of the Merger or the other transactions contemplated hereby.
(d)    As promptly as reasonably practical following the date of this Agreement, Parent, as sole shareholder of Merger Sub, shall adopt this Agreement and approve the Merger in accordance with the Delaware Limited Liability Company Act.
Section 5.7    Employment and Employee Benefits Matters; Other Plans.
(a)    Subject to applicable Law and without limiting any additional rights that any current or former Company Employee may have under any Company Plan or applicable collective bargaining or labor agreement, effective as of the Effective Time , Parent shall cause the Surviving Corporation or another Subsidiary or Affiliate of Parent to provide each employee of the Company and its Subsidiaries who continues employment with Parent, the Surviving Corporation or any of Parent’s other Subsidiaries or Affiliates following the Effective Time (each, a "Continuing Employee"), until (A) December 31, 2018, (1) the same level of base salary and hourly wages as in effect for such Continuing Employee as of immediately prior to the

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Effective Time and (2) benefits that are, in the aggregate, no less favorable than the benefits (excluding equity and equity-based compensation, defined benefit pension, cash incentive compensation and any retention, severance or change in control plans, policies, practices or arrangements) provided by the Company and its Subsidiaries to such Continuing Employee as of the Effective Time and (B) September 30, 2018, the same annual cash bonus opportunity provided to such Continuing Employee as of immediately prior to the Effective Time. Parent intends that each Continuing Employee who continues employment with Parent, the Surviving Corporation or any of Parent’s other Subsidiaries or Affiliates following September 30, 2018 shall be eligible to earn a cash bonus for the period commencing on October 1, 2018 and ending on December 31, 2018 (the “2018 Stub Period”) (x) on substantially similar terms and conditions to the terms and conditions of the annual cash bonus plan such Continuing Employee was eligible to participate in as of immediately prior to the Effective Time and (y) with a target cash bonus opportunity equal to 25% of the annual target cash bonus opportunity provided to such Continuing Employee as of immediately prior to the Effective Time, in each of (x) and (y), as may be adjusted by Parent in its good faith discretion for the 2018 Stub Period. Nothing in this Agreement shall be construed to prohibit Parent, the Surviving Corporation or any of their Subsidiaries from amending or terminating any Company Plan or other employee benefit plan or program at any time assumed, established, sponsored or maintained by any of them.
(b)    As of and after the Effective Time, subject to applicable Law, Parent and its Subsidiaries and Affiliates (including the Surviving Corporation) will give Continuing Employees full credit for purposes of eligibility and vesting (and, solely with respect to severance, vacation, sick leave and similar paid time-off plans, programs, polices and arrangements (but, for the avoidance of doubt, not any defined benefit pension plan or plan providing post-retirement pension or retiree welfare arrangements), benefit level) under all benefit plans, programs, policies and arrangements maintained for the benefit of Continuing Employees as of and after the Effective Time by Parent or any of its Subsidiaries or Affiliates (including the Surviving Corporation) (each, a "Parent Plan") for the Continuing Employees’ service with the Company, its Subsidiaries and their predecessor entities to the same extent recognized by the Company or any of its Subsidiaries immediately prior to the Effective Time; provided that the foregoing shall not apply (x) to the extent that its application would result in the duplication of benefits or (y) for purposes of any Parent Plan (A) under which similarly situated employees of Parent and its Subsidiaries do not receive credit for prior service or (B) that is grandfathered or frozen, either with respect to level of benefits or participation. If the Effective Time occurs prior to June 29, 2018 with respect to each Parent Plan that is a "welfare benefit plan" (as defined in Section 3(1) of ERISA) and in which the Continuing Employees participate as of immediately following the Effective Time, subject to applicable Law, Parent and its Subsidiaries and Affiliates (including the Surviving Corporation) shall use commercially reasonable efforts to (i) cause there to be waived any preexisting condition, waiting period and

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eligibility limitations, to the extent waived, satisfied, not applicable or not included under the corresponding Company Plan, the same was waived or did not apply under Company Plans immediately prior to the Effective Time, and (ii) give effect, in determining any deductible and maximum out of pocket limitations for the plan year of such Parent Plan in which the Effective Time occurs, to claims incurred and amounts paid by, and amounts reimbursed to, Continuing Employees under the corresponding Company Plan during the plan year of such Company Plan in which the Effective Time occurs.
(c)    The Company and Parent shall, and shall procure that each of their respective Affiliates shall, notify and/or consult with Employee Representative Bodies in relation to the matters contemplated by this Agreement to the extent that they are required to under applicable Law, any relevant collective bargaining agreement or agreement with any Employee Representative Bodies. The Company and Parent shall, and shall procure that each of their respective Affiliates shall, provide such information and such assistance as may reasonably be required by the other party in connection with their obligations under this Section 5.7(c). The Company shall periodically inform Parent of the status of any negotiations with each respective Employee Representative Body as well as the contents of any agreement or binding statement with each respective Employee Representative Body and shall not enter into any agreements with or issue any binding statements to any Employee Representative Body that will result in any liability to, or obligation for, Parent or its Affiliates without Parent’s prior written approval, whereas it is understood that such approval shall not be unreasonably withheld or delayed.
(d)    Notwithstanding the foregoing, nothing herein shall be construed as an amendment of an existing employee benefit plan of Parent or any of its Affiliates. No current or former Company Employee or Continuing Employee (or any of their dependents or beneficiaries) shall have status as a third party beneficiary with respect to enforcing a claim hereunder, and it is expressly acknowledged that the continued employment of each employee of the Company is "at will" and may be terminated by Parent, the Company or the Surviving Corporation, as applicable, or such employees, at any time and for any or no reason.
(e)    The Company shall provide Parent with a copy of any written communications intended for distribution to any current or former Company Employees if such communications relate to Parent, the Surviving Corporation or the transactions contemplated by this Agreement, and will provide Parent with a reasonable opportunity to review and comment on such communications prior to distribution.
Section 5.8    Takeover Laws. If any "fair price," "moratorium," "control share acquisition" or similar takeover Law (collectively, "Takeover Laws") is or purports to become applicable to this Agreement, the Merger or any of the other transactions contemplated hereby, the Company and its board of directors shall take all action necessary (and Parent and its board

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of directors shall cooperate with the Company, and shall provide such assistance as the Company may reasonably request, in connection with such action) to ensure that the Merger and the other transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to eliminate or minimize the effect of such Takeover Law on this Agreement, the Merger and the other transactions contemplated hereby.
Section 5.9    Notification of Certain Matters. The Company (on behalf of itself and its Subsidiaries) and Parent (on behalf of itself and Merger Sub) shall promptly notify each other of (a) any notice or other communication received by such party or its Representatives from any Governmental Entity in connection with the Merger or the other transactions contemplated hereby or from any Person alleging that the consent of such Person is or may be required in connection with the Merger or the other transactions contemplated hereby, if the subject matter of such communication could be material to the Company, the Surviving Corporation, Parent, Merger Sub or the prompt consummation of the transactions contemplated hereby, (b) any Action commenced or, to such party’s knowledge, threatened against, relating to or involving or otherwise affecting such party or any of its Subsidiaries which relates to or is reasonably expected to affect the prompt consummation of the Merger or the other transactions contemplated hereby, (c) the discovery of any fact or circumstance that, or the occurrence or non-occurrence of any event the occurrence or non-occurrence of which, has caused or would be reasonably likely to cause or result in any of the conditions to the Merger set forth in ARTICLE VI not being satisfied or satisfaction of those conditions being materially delayed, (d) the occurrence or non-occurrence of any event, change, development, circumstance, occurrence, state of facts or effect, individually or in the aggregate, that has caused or is reasonably likely to cause any representation or warranty contained in this Agreement of such party to be untrue or inaccurate in any material respect, or (e) any material failure of the Company, Merger Sub or Parent, as the case may be, or any officer, director, employee, agent or Representative of the Company, Merger Sub or Parent, as applicable, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under this Agreement; provided, however, that failure to give prompt notice pursuant to this Section 5.9 shall not constitute a failure of a condition to the Merger set forth in ARTICLE VI except to the extent that the underlying fact or circumstance not so notified would, standing alone, constitute such a failure; provided, further that that no notification given by any party pursuant to this Section 5.9 shall (A) limit or otherwise affect any of the representations, warranties, covenants, obligations or conditions contained in this Agreement, (B) otherwise prejudice in any way the rights and remedies contained in this Agreement, (C) be deemed to affect or modify such party’s reliance on the representations, warranties, covenants and agreements made by the other parties in this Agreement or (D) be deemed to amend or supplement the Company Disclosure Letter or prevent or cure any misrepresentation, breach of warranty or breach of covenant by such party.
Section 5.10     Indemnification, Exculpation and Insurance.

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(a)    From and after the Offer Acceptance Time, the Surviving Corporation and its Subsidiaries shall (and Parent shall cause the Surviving Corporation and its Subsidiaries to) honor and fulfill in all respects all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time and rights to advancement of expenses relating thereto now existing in favor of each present (as of the Effective Time) and former officer, director or employee of the Company or any of its Subsidiaries (the "Indemnified Parties") as provided in the articles of incorporation or bylaws (or comparable organizational documents) of the Company and its Subsidiaries or in any indemnification agreement between such Indemnified Party and the Company or any of its Subsidiaries listed on Section 5.10(a) of the Company Disclosure Letter, in each case until the sixth (6th) anniversary of the Effective Time, and shall not amend, repeal or otherwise modify in any manner that would adversely affect any right thereunder of any such Indemnified Party for a period of six years after the Effective Time. For the avoidance of doubt, notwithstanding anything contained in Section 2.9, during such six-year period, Parent and the Surviving Corporation shall include and cause to be maintained in effect in the Surviving Corporation (or any successor’s) Articles and bylaws provisions regarding elimination of liability of directors, indemnification of officers, directors and employees, and advancement of expenses to officers, directors and employees that are at least as favorable as those contained in the articles of incorporation or bylaws (or similar organizational documents) of the Company and its Subsidiaries as of the date hereof, and during such six-year period, such provisions shall not be repealed, amended or amended in any manner except as required by applicable Law.
(b)    For a period of six years after the Effective Time, Parent shall either cause to be maintained in effect the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company and its Subsidiaries (the "Existing Policies") or cause to be provided substitute policies or purchase or cause the Surviving Corporation to purchase a "tail policy," in either case on the same terms and conditions as the Existing Policies from insurance carriers with comparable credit ratings, covering, without limitation, the Merger; provided, however, that after the Effective Time, Parent shall not be required to pay with respect to such insurance policies annual premiums in excess of 300% of the current annual premium paid by the Company prior to the date hereof in respect of the coverage required to be obtained pursuant hereto, but in such case shall purchase as much coverage as reasonably practicable for payment of annual premiums equal to 300% of current annual premiums; provided further, that if the Surviving Corporation purchases a "tail policy" and the coverage thereunder costs more than 300% of such current annual premium, the Surviving Corporation shall purchase the maximum amount of coverage that can be obtained for 300% of such current annual premium.
(c)    Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy

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that is or has been in existence with respect to the Company or any of its Subsidiaries for any Indemnified Party, it being understood and agreed that the indemnification provided for in this Section 5.10 is not prior to or in substitution for any such claims under such policies.
(d)    The indemnification provided for herein shall not be deemed exclusive of any other rights to which an Indemnified Party is entitled, whether pursuant to Law, Contract or otherwise. The provisions of this Section 5.10 shall survive the consummation of the Merger and, notwithstanding any other provision of this Agreement that may be to the contrary, expressly are intended to benefit, and shall be enforceable by, each of the Indemnified Parties and their respective heirs and legal representatives.
Section 5.11    Rule 16b-3. Prior to the Effective Time, the Company and the Company Board shall take such steps as it determines may be reasonably necessary or advisable, and take all actions as may be reasonably requested by any party hereto, to cause dispositions or cancellations of Common Equity Interests of the Company (including shares of common stock and derivative securities) held by each individual who is then subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company, and who would otherwise be subject to Rule 16b-3 under the Exchange Act, to be exempt under Rule 16b-3 promulgated under the Exchange Act.
Section 5.12    Rule 14d-10 Matters. Prior to the Offer Acceptance Time and to the extent permitted by applicable Laws, the compensation committee of the Company Board, will approve, as an "employment compensation, severance or other employee benefit arrangement" within the meaning of Rule 14d-10(d)(2) under the Exchange Act, each agreement, arrangement or understanding between Parent, Merger Sub, the Company or their respective Affiliates and any of the officers, directors or employees of the Company that are effective as of the date of this Agreement or are entered into after the date of this Agreement and prior to the Offer Acceptance Time pursuant to which compensation is paid to such officer, director or employee and will take all other action necessary to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d)(2) under the Exchange Act. Promptly upon Parent or any of its Affiliates entering into any such arrangement with any of the officers, directors or employees of the Company, Parent will provide to the Company any and all information concerning such arrangements as may be needed by the Company to comply with this Section 5.12.
Section 5.13    Stock Exchange Delisting; Deregistration. Prior to the Closing Date, the Company shall cooperate with Parent and use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable laws and rules and policies of NASDAQ to enable the delisting by the Surviving Corporation of the Shares from The NASDAQ Global Market and the

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deregistration of the Shares under the Exchange Act as promptly as practicable after the Effective Time.
Section 5.14    Public Announcements. Each of Parent and Merger Sub, on the one hand, and the Company, on the other hand, shall, to the extent reasonably practicable, consult with each other before issuing, and give each other a reasonable opportunity to review and comment upon, any press release or other public statements with respect to this Agreement, the Merger and the other transactions contemplated hereby and shall not issue any such press release or make any public announcement without the prior consent of the other party, which consent shall not be unreasonably withheld or delayed, unless after consultation with outside legal counsel, is so required by applicable Law, court process or by obligations pursuant to any listing agreement with any national securities exchange or national securities quotation system, provided that in each such case, the party required to make such disclosure shall provide notice to and use its commercially reasonable efforts to allow the other parties a reasonable time to comment on such release or announcement in advance of such issuance or public disclosure to the extent permitted by applicable Law.
Section 5.15    Shareholder Litigation. In the event that any shareholder or derivative claim or Action related to this Agreement, the Merger or the other transactions contemplated by this Agreement (including disclosures made under securities laws and regulations related thereto) (“Transaction Action”) is filed, or, to the Knowledge of the Company threatened, against the Company or the members of the Company Board prior to the Offer Acceptance Time, the Company shall promptly notify Parent (and in any event within two (2) Business Days after obtaining knowledge thereof) of any such Action or threat and shall (i) give Parent the right to review and comment on all material filings or responses to be made by the Company in connection with any Transaction Action (and the Company shall in good faith take such comments into account), and the opportunity to participate in the defense and settlement of, any Transaction Action and (ii) if Parent does not exercise such right to participate (subject to the Company’s control right), keep Parent reasonably and promptly informed with respect to the status thereof. The Company shall reasonably consult with Parent with respect to the defense or settlement of any such Transaction Action, and no settlement thereof shall be agreed to without Parent’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed).
Section 5.16    Obligations of Merger Sub. Parent shall ensure that Merger Sub duly performs, satisfies and discharges on a timely basis each of the covenants, obligations and liabilities applicable to Merger Sub under this Agreement.

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Section 5.17    Financing Assistance.
(a)    The Company shall furnish the Required Information and all other financial and other pertinent information and disclosures regarding the Company and its Subsidiaries as may be reasonably requested by Parent for use in connection with the Financing as promptly as practicable and use its reasonable best efforts to, and to cause its Subsidiaries and its and their respective officers, employees and representatives to, provide all cooperation reasonably requested by Parent in connection with the Financing; provided, however, that nothing herein shall require such cooperation to the extent it would materially and unreasonably interfere with the business or operations of the Company.
(b)    The Company shall not be required to bear any cost or expense or to pay any commitment or other similar fee or make any other payment (other than reasonable out-of-pocket costs) or incur any other liability in connection with the Financing prior to the Effective Time. Parent shall indemnify and hold harmless, the Company, and its respective officers, employees and representatives, from and against any and all liabilities or losses suffered or incurred by them in connection with the arrangement of the Financing and any information utilized in connection therewith, other than (i) to the extent resulting from materially false or misleading information provided by or on behalf of the Company expressly for use in connection with the arrangement of the Financing and (ii) to the extent such liabilities or losses arose out of the bad faith, gross negligence or willful misconduct of, or material breach of this Agreement by, the Company or any of their respective officers, employees and representatives. Parent shall, promptly upon request by the Company, reimburse the Company for all reasonable and documented out-of-pocket costs incurred by the Company and its Subsidiaries in connection with their obligations pursuant to Section 5.17(a).
Section 5.18    Supplement to Company Disclosure Letter. From time to time prior to the Offer Acceptance Time, with the express prior written consent of Parent, the Company shall have the right (but not the obligation) to supplement or amend the Company Disclosure Letter with respect to any matter solely arising hereafter (each a "Company Disclosure Letter Supplement").
ARTICLE VI
CONDITIONS TO THE MERGER
Section 6.1    Conditions to Each Party’s Obligation to Effect the Merger. The obligation of each party to effect the Merger is subject to the satisfaction at or prior to the Effective Time of the following conditions:
(a)    Shareholder Approval. To the extent required by the Oregon Act, this Agreement will have been approved by the Company's shareholders.

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(b)    No Injunctions or Legal Restraints; Illegality. No Governmental Entity having jurisdiction over any party to the Agreement, the Merger or any of the transactions contemplated by the Agreement shall have enacted, issued, promulgated, enforced, or entered any Laws or any order, injunction, judgment or decree, whether temporary, preliminary, or permanent, that make illegal, enjoin, or otherwise prohibit consummation of the Merger or Parent or Merger Sub’s full rights of ownership and voting of the shares of Company common stock or Merger Sub’s ownership or operation of the Company.
(c)    Purchase of Shares in the Offer. Merger Sub shall have previously accepted for payment all Shares validly tendered and not validly withdrawn pursuant to the Offer (including pursuant to any "subsequent offering period" provided by Merger Sub pursuant to this Agreement.)
ARTICLE VII
TERMINATION
Section 7.1    Termination.
(a)    This Agreement may be terminated, and the transactions contemplated by this Agreement may be abandoned, at any time prior to the Effective Time by mutual written consent of Parent, Merger Sub and the Company.
(b)    This Agreement may be terminated, and the transactions contemplated by this Agreement abandoned, at any time prior to the Effective Time by either Parent or the Company:
(i)    if the Merger shall not have occurred on or before 5:00 p.m. New York time on May 25, 2018 (the "Termination Date"); provided, however, that neither party shall have the right to terminate this Agreement pursuant to this Section 7.1(b)(i) if the failure of such party to perform or comply with the covenants and agreements of such party (which shall, in the case of Parent, include Merger Sub) set forth in this Agreement shall have been the direct cause of, or resulted directly in, the failure of the Merger to be completed by the Termination Date and such action or failure to perform constitutes a material breach of this Agreement; or
(ii)    if any court of competent jurisdiction or other Governmental Entity shall have issued a judgment, order, injunction, rule or decree, or taken any other action restraining, enjoining or otherwise prohibiting any of the transactions contemplated by this Agreement and such judgment, order, injunction, rule, decree or other action shall have become final and nonappealable; provided, however, that the right to terminate this Agreement pursuant to this Section 7.1(b)(ii) shall not be available to any Party whose material breach of this

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Agreement has caused or resulted in such final and nonappealable order, injunction, decree, ruling or other action.
(c)    This Agreement may be terminated, and the transactions contemplated by this Agreement abandoned, at any time prior to the Offer Acceptance Time by the Company:
(i)    in order to enter into a definitive acquisition agreement for a transaction that is a Superior Proposal or accept a Superior Proposal, if the Company has complied with the provisions of Section 5.3 in all material respects; or
(ii)    if (A) a breach of any representation or warranty contained in this Agreement or failure to perform any covenant or obligation in this Agreement on the part of Parent or Merger Sub shall have occurred and, in each case, if such breach or failure would reasonably be expected to prevent Parent or Merger Sub from consummating the transactions contemplated by this Agreement and such breach or failure cannot be cured by Parent or Merger Sub, as applicable, by the Termination Date, or, if capable of being cured in such time period, shall not have been cured within twenty (20) Business Days of the date the Company gives Parent written notice of such breach or failure to perform, or (B) (x) Merger Sub fails to commence the Offer (and is required to commence the Offer in accordance with the terms of this Agreement) on or prior to the fifteenth (15th) Business Day following the date of this Agreement or (y) if Merger Sub fails to accept for payment all Shares validly tendered (and not validly withdrawn) pursuant to the Offer in accordance with the terms of this Agreement within five (5) Business Days following the date on which Merger Sub was obligated to accept for payment all Shares validly tendered (and not validly withdrawn) pursuant to the Offer; provided, however, that the Company shall not have the right to terminate this Agreement pursuant to this Section 7.1(c)(ii) if the Company is then in material breach of any representation, warranty, covenant or obligation hereunder.
(d)    This Agreement may be terminated, and the transactions contemplated by this Agreement abandoned, at any time prior to the Offer Acceptance Time by Parent:
(i)    if a Company Adverse Recommendation Change shall have occurred;
(ii)    if the Company shall have violated or breached in any material respect any provision of Section 5.3; or
(iii)    if the Company shall have breached or failed to perform any of its representations, warranties, covenants, or other agreements set forth in this Agreement, which breach or failure to perform would give rise to the failure of a condition set forth in clause (d), (e) or (f) of Annex I (and in each case such breach or failure to perform is incapable of being

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cured by the Termination Date, or if curable, has not been cured within twenty (20) Business Days after its receipt of written notice thereof from Parent); provided, that Parent shall not have the right to terminate this Agreement pursuant to this Section 7.1(d)(iii)if Parent or Merger Sub is then in material breach of any representation, warranty, covenant, or obligation hereunder.
Section 7.2    Notice of Termination; Effect of Termination. The party desiring to terminate this Agreement pursuant to this ARTICLE VII (other than pursuant to Section 7.1(a)) shall deliver written notice of such termination to each other party hereto specifying with particularity the reason for such termination, and any such termination is accordance with this Section 7.2 shall be effective immediately upon delivery of such written notice to the other party. If this Agreement is terminated pursuant to this ARTICLE VII, it will become void and of no further force and effect, with no liability on the part of any party to this Agreement (or any shareholder, director, officer, employee, agent, or Representative of such party) to any other party hereto, except (a) with respect to the final sentence of Section 1.2(c), Section 5.4, this Section 7.2, Section 7.3, and ARTICLE VIII (other than Section 8.11) (and any related definitions contained in any such Sections or Article), which shall remain in full force and effect; and (b) with respect to any liabilities or damages incurred or suffered by a party, to the extent such liabilities or damages were the result of fraud or the breach by another party of any of its representations, warranties, covenants, or other agreements set forth in this Agreement.
Section 7.3    Fees and Expenses.
(a)    Except as otherwise provided in this Section 7.3 and Section 5.6(b), all fees and expenses incurred in connection with the transactions contemplated hereby shall be paid by the party incurring such fees or expenses, whether or not the Offer and the Merger are consummated.
(b)    In the event that:
(i)    this Agreement is validly terminated by the Company pursuant to Section 7.1(c)(i), or
(ii)    this Agreement is validly terminated by Parent pursuant to Section 7.1(d)(i), or
(iii)    this Agreement is validly terminated by Parent pursuant to Section 7.1(d)(ii), then, in any such case, the Company shall pay Parent a termination fee in an amount equal to $7,000,000 (the "Company Termination Fee") by wire transfer of same day funds to the account or accounts designated by Parent (x) in the case of clause (i), prior to or concurrently with such

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termination and (y) in the case of clauses (ii) or (iii), within two (2) Business Days after such termination, it being understood that in no event shall the Company be required to pay the Company Termination Fee on more than one occasion.
(c)    In the event that this Agreement is validly terminated:
(i)    by Parent pursuant to Section 7.1(d)(iii), or
(ii)    by Parent or the Company pursuant to Section 7.1(b)(i),
and (x) at any time on or after the date of this Agreement and prior to such termination an Acquisition Proposal shall have been (i) made to the Company Board or the Company or (ii) publicly announced or publicly known, and (y) within twelve (12) months after the date of such termination, (A) the Company enters into an agreement with respect to any Acquisition Proposal (the reference to “fifteen percent (15%)” in the definition of Acquisition Proposal shall be deemed to be a reference to “fifty percent (50%)”) and such Acquisition Proposal is subsequently consummated or (B) any Acquisition Proposal (the reference to “fifteen percent (15%)” in the definition of Acquisition Proposal shall be deemed to be a reference to “fifty percent (50%)”) is consummated, then the Company shall pay Parent the Company Termination Fee by wire transfer of same day funds to the account or accounts designated by Parent within two (2) Business Days thereafter, it being understood that in no event shall the Company be required to pay the Company Termination Fee on more than one occasion.
(d)    In the event that this Agreement is validly terminated by the Company pursuant to and in accordance with Section 7.1(c)(ii)(B)(y), Parent shall pay or cause to be paid to the Company a termination fee in an amount equal to $7,000,000 (the "Parent Termination Fee") by wire transfer of same day funds to the account or accounts designated by the Company within (2) Business Days after such termination, it being understood that in no event shall Parent be required to pay the Parent Termination Fee on more than one occasion. Solely for purposes of establishing the basis for the amount thereof, and without in any way increasing the amount of the Parent Termination Fee or expanding the circumstances in which the Parent Termination Fee is to be paid, it is agreed that the Parent Termination Fee is a liquidated damage, and not a penalty.
(e)    Each of the Company, Parent and Merger Sub acknowledges that the agreements contained in this Section 7.3 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the other parties would not enter into this Agreement; accordingly, if the other party, as applicable, fails to pay any amounts when due pursuant to this Section 7.3, and, in order to obtain such payment, Parent or the Company, as applicable, commences a suit that results in a judgment against the other party for the amounts set forth in this Section 7.3, the other party shall pay to the Company or Parent, as applicable, its

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reasonable costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit, together with interest on the amounts due pursuant to this Section 7.3 from the date such payment was required to be made until the date of payment, at the prime lending rate as published in The Wall Street Journal in effect on the date such payment was required to be made.
(f)    Notwithstanding anything to the contrary in this Agreement, other than the Company’s right to seek specific performance prior to termination of the Agreement pursuant to Section 8.11, in the event the Closing does not occur (x) if the Company is entitled to receive the Parent Termination Fee in accordance with Section 7.3(d), the Company’s right to receive payment of an amount equal to the Parent Termination Fee from Parent, together with the right to receive applicable costs of collection, if any, payable in accordance with Section 7.3(e) shall be the sole and exclusive remedies of the Company and its Subsidiaries and any of their respective former, current and future direct or indirect equity holders, controlling persons, shareholders, directors, officers, employees, agents, Representatives, Affiliates, members, managers, general or limited partners or assignees (collectively, "Company Related Parties") against any Parent Related Party for any loss suffered as a result of the failure of the Offer, the Merger or any of the transactions contemplated hereunder to be consummated or for a breach or failure to perform hereunder (whether intentionally, unintentionally, knowingly, willfully or otherwise, including a Willful Breach) or otherwise, and (y) upon the Company’s receipt of the Parent Termination Fee and costs of collection payable in accordance with Section 7.3(e), if any, none of the Parent Related Parties shall have any further liability or obligation relating to or arising out of this Agreement, the Offer, the Merger or the transactions contemplated hereby. Notwithstanding anything to the contrary in this Agreement, other than (i) in the case of fraud or willful breach by the Company and (ii) Parent’s right to seek specific performance pursuant to Section 8.11, in the event the Closing does not occur (x) if Parent is entitled to receive the Company Termination Fee, Parent’s right to receive payment from the Company of an amount equal to the Company Termination Fee, together with the right to receive applicable costs of collection, if any, payable pursuant to Section 7.3(e) shall be the sole and exclusive remedy of Parent, Merger Sub and any of their respective former, current and future direct or indirect equity holders, controlling persons, shareholders, directors, officers, employees, agents, Representatives, Affiliates, members, managers, general or limited partners or assignees against the Company Related Parties for any loss suffered as a result of the failure of the Merger to be consummated or for a breach or failure to perform hereunder (whether intentionally, unintentionally, knowingly, willfully or otherwise, including a Willful Breach) or otherwise, and (y) upon Parent’s receipt of the Company Termination Fee and costs of collection, if any, none of the Company Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated hereby.

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ARTICLE VIII
GENERAL PROVISIONS
Section 8.1    Nonsurvival of Representations and Warranties. None of the representations, warranties, covenants or agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, other than those covenants or agreements of the parties hereto which by their terms apply, or are to be performed in whole or in part, after the Effective Time. The Confidentiality Agreement will survive termination of this Agreement in accordance with its terms.
Section 8.2    Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, or if by facsimile or e-mail, upon written confirmation of receipt by facsimile, email or otherwise (provided that any notice received by facsimile transmission, email or otherwise at the addressee’s location on any day that is not a Business Day or on any Business Day after 5:00 pm (local time) shall be deemed to have been received at 9:00 am (local time) on the next Business Day), (b) on the first Business Day following the date of dispatch if delivered utilizing a next-day service by a recognized international next-day courier, or (c) on the earlier of confirmed receipt or the fifth Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:
(i)    if to Parent, Merger Sub or the Surviving Corporation, to:
c/o DURAVANT
3500 Lacey Road, Suite 290
Downers Grove, IL 60515
Attention: Carson Brennan
Facsimile: (630) 635-3910
E-mail: carson.brennan@duravant.com

with a copy (which shall not constitute notice) to:

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Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, NY 10006
Attention: David Leinwand, Esq.
James Langston, Esq.
Facsimile: (212) 225-3999
E-mail: dleinwand@cgsh.com
jlangston@cgsh.com

(ii)    if to the Company, to:
Key Technology, Inc.
150 Avery Street
Walla Walla, Washington 99362
Attention: John J. Ehren
Facsimile: (509) 394-3378
E-mail: JEhren@key.net

with a copy (which shall not constitute notice) to:

Tonkon Torp LLP
888 SW Fifth Avenue, Suite 1600
Portland, Oregon 97204
Attention: Ronald L. Greenman
Facsimile: (503) 972-3706
E-mail: ron.greenman@tonkon.com

Section 8.3    Entire Agreement. This Agreement (including the Exhibits and Schedules hereto), the Company Disclosure Letter and the Confidentiality Agreement constitute the entire agreement, and supersede all prior written agreements, arrangements, communications and understandings and all prior and contemporaneous oral agreements, arrangements, communications and understandings among the parties with respect to the subject matter hereof and thereof.
Section 8.4    Interpretations.
For purposes of this Agreement:
(i)    When a reference is made in this Agreement to an Article, Section, Exhibit or Schedule, such reference shall be to an Article, Section, Exhibit or Schedule of or to this Agreement, unless otherwise indicated.

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(ii)    The table of contents and headings contained in this Agreement or in any Exhibit or Schedule (including the Company Disclosure Letter) are for convenience of reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.
(iii)    All words used in this Agreement will be construed to be of such gender or number as the circumstances require.
(iv)    Any capitalized terms used in any Exhibit or Schedule (including the Company Disclosure Letter) but not otherwise defined therein shall have the meanings as defined in this Agreement.
(v)    All Exhibits and Schedules (including the Company Disclosure Letter) attached hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth herein.
(vi)    The word "including" and words of similar import when used in this Agreement will mean "including, without limitation," unless otherwise specified.
(vii)    The word "asset" shall be deemed to include the word "property", and the word "property" shall be deemed to include the word "asset".
(viii)    All references to "dollars" or "$" in this Agreement refer to United States dollars, which is the currency used for all purposes in this Agreement.
(ix)    Unless the context clearly otherwise requires, the word "or" shall not be exclusive and shall mean "and/or".
Section 8.5    Parties in Interest.
(a)    Nothing in this Agreement is intended to or shall confer upon any Person other than the parties hereto and their respective successors and permitted assigns legal or equitable right, benefit or remedy of any nature under or by reason of this Agreement, other than after the Effective Time with respect to Section 5.10 which shall inure to the benefit of the Persons benefiting therefrom who are intended to be third party beneficiaries thereof; provided, however, nothing contained in this Section 8.5 shall limit the ability of the Company to amend this Agreement prior to the Effective Time pursuant to Section 8.8; provided further that (i) the Financing Sources are intended to be third-party beneficiaries of Section 7.3(f), 8.6, 8.7, 8.8, 8.10, 8.11(b), 8.12, 8.13 and 8.16 and (ii) the Parent Related Parties are intended to be third-party beneficiaries of Section 8.16.

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(b)    Notwithstanding the foregoing, the representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties hereto. The representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters. Accordingly, Persons other than the parties hereto may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.
Section 8.6    Governing Law. This Agreement and all disputes or controversies arising out of or relating to this Agreement or the transactions contemplated hereby shall be governed by, and construed in accordance with, the internal laws of the State of Delaware, without regard to the laws of any other jurisdiction that might be applied because of the conflicts of laws principles of the State of Delaware; provided any disputes with respect to, arising out of, relating to, or in connection with fiduciary duties of the members of the Board of Directors of the Company or any other provisions herein that are required by the "internal affairs doctrine" to be governed by the Laws of the State of Oregon shall be governed by such Laws of the State of Oregon, but only to the extent so required. Notwithstanding the foregoing, each of the parties agrees that any action against the Financing Sources shall be governed by and construed in accordance with the laws of the State of New York, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws.
Section 8.7    Submission to Jurisdiction. Subject to Section 8.15, each of the parties irrevocably agrees that any Action arising out of or relating to this Agreement or the transactions contemplated hereby brought by any party or its Affiliates against any other party or its Affiliates shall be brought and determined exclusively in the Court of Chancery of the State of Delaware (and if jurisdiction in the Delaware Court of Chancery shall be unavailable, the Federal courts of the United States of America sitting in the State of Delaware). Each of the parties hereby irrevocably submits to the jurisdiction of such courts for itself and with respect to its property, generally and unconditionally, with regard to any such Action arising out of or relating to this Agreement and the transactions contemplated hereby. Subject to Section 8.15, each of the parties hereto agrees not to commence any Action arising out of or relating to this Agreement or the transactions contemplated hereby except in such courts, other than Actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by the Delaware courts. Each of the parties hereto further agrees that notice as provided herein shall constitute sufficient service of process and the parties further waive any argument that such service is insufficient. Subject to Section 8.15, each of the parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any Action arising out of or relating to this Agreement or the transactions contemplated hereby, (a) any claim that it is not personally subject to the jurisdiction of the Delaware Court of Chancery (and if jurisdiction in the Delaware Court of Chancery shall be unavailable, the Federal

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courts of the United States of America sitting in the State of Delaware) as described herein for any reason, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise), and (c) that (i) the Action in any such court is brought in an inconvenient forum, (ii) the venue of such Action is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. Notwithstanding the foregoing, each of the parties hereby further agree that it will not bring any legal proceeding, whether in law or in equity, whether in contract or in tort or otherwise, against the Financing Sources in any way relating to this Agreement or any of the transactions contemplated by this Agreement, in any forum other than any New York State court or Federal court of the United States of America sitting in the New York County, and any appellate court from any thereof and the provisions of Section 8.13 relating to the waiver of jury trial shall apply to any such legal proceeding.
Section 8.8    Amendment or Supplement. This Agreement may be amended, modified or supplemented by the parties hereto by action taken or authorized by their respective boards of directors at any time prior to the Effective Time. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing, signed by each of the parties. Notwithstanding anything to the contrary contained herein, no modification, waiver or termination of Sections 7.3(f), 8.5, 8.6, 8.7, 8.10, 8.11, 8.12, 8.13, 8.16 or this Section 8.8 (and any provision of this Agreement to the extent a modification, waiver or termination of such provision would modify the substance of any of the foregoing provisions) that is adverse to the interests of any Financing Source will be effective against a Financing Source without the prior written consent of such adversely affected Financing Source.
Section 8.9    Extension of Time; Waiver. At any time prior to the Effective Time, Parent and Merger Sub, on the one hand, and the Company, on the other hand, may, by action taken or authorized by their respective boards of directors, to the extent permitted by applicable Law, (a) extend the time for the performance of any of the obligations or acts of the other, (b) waive any inaccuracies in the representations and warranties of the other set forth in this Agreement or any document delivered pursuant hereto, or (c) subject to applicable Law, waive compliance with any of the agreements or conditions of the other contained herein. Any agreement on the part of a party hereto to any such waiver shall be valid only if expressly set forth in a written instrument executed and delivered by a duly authorized officer on behalf of such party. No failure or delay of any party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or

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power. The rights and remedies of the parties hereunder are cumulative and are not exclusive of any rights or remedies which they would otherwise have hereunder.
Section 8.10    Assignment; Successors. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise, by any party without the prior written consent of the other parties, and any such assignment without such prior written consent shall be null and void provided that Parent or Merger Sub, upon prior written notice to the Company, may assign, in its sole discretion (provided that such assignment shall not impede or delay the consummation of the Offer or the Merger or otherwise impede the rights of shareholders of the Company under this Agreement), (i) any of or all its rights, interests and obligations under this Agreement to any of its respective Affiliates and (ii) any or all of rights (but not any of its obligations hereunder) as collateral to any of its Financing Sources; provided, further, that no such assignment shall relieve Parent or Merger Sub of any of its obligations hereunder. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.
Section 8.11    Specific Performance. The parties hereto agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy would occur and the parties hereto would not have an adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, subject to the immediately following sentence, the parties hereto acknowledge and agree that each of the Company, Parent and Merger Sub shall be entitled to specific performance of the terms hereof, including an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the courts described in Section 8.7 without proof of damages or otherwise, this being in addition to any other remedy to which they are entitled under this Agreement. Each of the parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief as provided herein on the basis that (x) either party has an adequate remedy at law or (y) an award of specific performance is not an appropriate remedy for any reason at law or equity. Each of the parties hereto acknowledges that the agreements contained in this Section 8.11 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the parties hereto would not enter into this Agreement. For the avoidance of doubt, under no circumstances shall any of Parent, Merger Sub or the Company be permitted or entitled to receive both a grant of specific performance of the consummation of the Merger pursuant to this Section 8.11 and the payment of all or any portion of the Company Termination Fee.
Section 8.12    Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under

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applicable Law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable Law or rule in any jurisdiction, so long as the economic or legal substance of the Merger is not affected in any manner materially adverse to any party, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein. Upon such a determination, the parties agree to negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner, in order that the Offer, the Merger and the other transactions be consummated as originally contemplated to the fullest extent possible.
Section 8.13    Waiver of Jury Trial. EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE OUT OF OR RELATE TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY HERETO CERTIFIES AND ACKNOWLEDGES THAT (a) NO AGENT, ATTORNEY OR OTHER REPRESENTATIVE OF ANY OTHER PARTY HERETO HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SEEK TO ENFORCE THE FOREGOING WAIVER, (b) EACH PARTY HERETO UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (c) EACH PARTY HERETO MAKES THIS WAIVER VOLUNTARILY AND (d) EACH PARTY HERETO HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS Section 8.13.
Section 8.14    Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties and Parent and Merger Sub, on the one hand, and the Company, on the other hand, have delivered to the other. Signatures to this Agreement transmitted by facsimile transmission, by electronic mail in PDF form, or by any other electronic means designed to preserve the original graphic and pictorial appearance of a document, will be deemed to have the same effect as physical delivery of the paper document bearing the original signatures.

77 – AGREEMENT AND PLAN OF MERGER

Section 8.15    No Presumption Against Drafting Party. Each of Parent, Merger Sub and the Company acknowledges that each party to this Agreement has been represented by counsel in connection with this Agreement and the transactions contemplated by this Agreement. Accordingly, any rule of law or any legal decision that would require interpretation of any claimed ambiguities in this Agreement against the drafting party has no application and is expressly waived.
Section 8.16    Non-Recourse. This Agreement may only be enforced against, and any claim or cause of action based upon, arising out of or related to this Agreement may only be brought against, the Persons that are expressly named as parties to this Agreement. Except to the extent named as a party to this Agreement, and then only to the extent of the specific obligations of such parties set forth in this Agreement, as the case may be, no Parent Related Party, shall have any liability to the Company, any holder of Shares or any other Person for any of the representations, warranties, covenants, agreements or other obligations or liabilities of any of the parties to this Agreement or for any claim based upon, arising out of or related to this Agreement, or any of the transactions contemplated hereby, or in respect of any other document or theory of law or in equity, or in respect of any written or oral representations made or alleged to have been made in connection herewith or such documents or transactions, whether in contract, in tort, in equity or otherwise.
[The remainder of this page is intentionally left blank.]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

78 – AGREEMENT AND PLAN OF MERGER

DURAVANT LLC By: /s/ Mike Kachmer____________ Name: Mike Kachmer Title: Chief Executive Officer
CASCADE MERGER SUB, INC. By: /s/ Mike Kachmer____________ Name: Mike Kachmer Title: President
KEY TECHNOLOGY, INC. By: /s/ John J. Ehren______________ Name: John J. Ehren Title: President and Chief Executive Officer
(a)

[Signature Page to Agreement and Plan of Merger]

Exhibit A
Certain Defined Terms. For purposes of this Agreement:
(b)    "Acquisition Proposal" means any inquiry, proposal or offer from any Person or group of Persons other than Parent or one of its Subsidiaries for (i) a merger, reorganization, consolidation, share exchange, business combination, recapitalization, extraordinary dividend, spin-off, split-off, liquidation, dissolution or similar transaction involving the Company (or any Subsidiary of the Company) or (ii) the acquisition in any manner, directly or indirectly, of beneficial ownership of 15% or more of the Equity Interests or total consolidated assets of the Company and its Subsidiaries, in each case other than the Offer and the Merger.
(c)    "Action" means any investigation, audit, claim, action, suit, arbitration or proceeding (including any administrative proceeding) by or before any Governmental Entity, arbitrator or mediator.
(d)    "Affiliate" of any Person means any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person. For purposes of the immediately preceding sentence, "control" (including the terms "controlled," "controlled by" and "under common control with") means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise; provided, however, that for purposes of this Agreement, in no event shall Parent or any of its Subsidiaries (including Merger Sub) be considered an Affiliate of any investment fund or any portfolio company of any investment fund affiliated with Warburg Pincus LLC, other than WP Deluxe Apexco, LLC and its Subsidiaries, nor shall any investment fund or any portfolio company of any investment fund affiliated with Warburg Pincus LLC, other than WP Deluxe Apexco, LLC and its Subsidiaries, be considered to be an Affiliate of Parent or any of its subsidiaries (including Merger Sub).
(e)    "Anti-Corruption Laws" means Laws relating to bribery, corruption or money laundering.
(f)    "Antitrust Laws" means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, Foreign Antitrust Laws and all other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.
(g)    "Business Day" means any day other than a Saturday, a Sunday or a day on which banks in Portland, Oregon or New York, New York are authorized or required by applicable Law to be closed.
(h)    "Code" means the Internal Revenue Code of 1986, as amended.
(i)    "Company Employee" means each employee, service provider, officer or director of the Company or any of its Subsidiaries.
(j)    "Company Owned IP" means any and all Intellectual Property that is owned or purported to be owned by the Company or any of its Subsidiaries (including any and all Company Registered IP).
(k)    "Company Product" means any product (including any Software and applications) or service (including software as a service), and any components thereof whether sold or offered separately, developed, manufactured, sold, licensed, leased or delivered by or on behalf of the Company or any of its Subsidiaries, and all prior versions thereof (even if discontinued), including all products and services in development.
(l)    "Company Registered IP" means all of the Registered IP owned by, under obligation of assignment to, or filed in the name of, the Company or any of its Subsidiaries.
(m)    "Company Material Adverse Effect" means any event, change, development, circumstance, occurrence, state of facts or effect that, individually or in the aggregate with all other events, changes, developments, circumstances, occurrences, states of facts or effects (i) is, or would reasonably be expected to be, materially adverse to the assets (including intangible assets), properties, liabilities (including contingent liabilities), business, condition (financial or otherwise) or results of operations of the Company and its Subsidiaries taken as a whole or (ii) would or would reasonably be expected to prevent, delay or impair the ability of the Company to perform its obligations under this Agreement or to consummate the transactions contemplated by this Agreement; provided, however, that with respect to subclause (i), none of the following shall be deemed in themselves, either alone or in combination, to constitute, and none of the following shall be taken into account in determining whether there has been or will be, a Company Material Adverse Effect, in each case to the extent arising from: (1) effects resulting from changes after the date hereof in general economic, financial market, business or geopolitical conditions, including any changes in interest or exchange rates or tax laws, (2) effects resulting from general changes or developments after the date hereof in any of the industries in which the Company or its Subsidiaries operate, (3) effects resulting from natural disasters or other acts of god, (4) effects resulting from changes after the date hereof in any applicable Laws or applicable accounting regulations or principles or interpretations thereof, (5) any change in the price or trading volume of the Company’s stock, in and of itself (provided that the facts or occurrences giving rise to or contributing to such change that are not otherwise excluded from this definition of "Company Material Adverse Effect" may be taken into account in determining whether there has been or will be a Company Material Adverse Effect), (6) any failure by the Company to meet any published analyst estimates or expectations of the Company’s revenues, earnings or other financial performance or results of operations for any period, in and of itself, or any failure by the Company to meet its internal or published projections, budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, in and of itself (provided that the facts or occurrences giving rise to or contributing to any such failure that are not otherwise excluded from this definition of "Company Material Adverse Effect" may be taken into account in determining whether there has been or will be a Company Material Adverse Effect), (7) effects resulting from any outbreak or escalation of hostilities, any acts of war or terrorism or any other national or international calamity, crisis or emergency, (8) effects resulting from the announcement of this Agreement (including the making of any regulatory filings required hereunder), the identity of the parties hereto or any of their respective Affiliates, or any termination of, reduction in or similar negative impact on relationships, contractual or otherwise, with any customers, suppliers, distributors, partners or employees of the Company or its Subsidiaries due to the announcement of this Agreement (other than for purposes of any representation or warranty set forth in Section 3.3 or Section 3.4 or any other representation or warranty set forth in this Agreement which is intended to address the consequences of the announcement of this Agreement, the execution and delivery of this Agreement or the consummation of any of the transactions contemplated by this Agreement); or (9) any Action commenced by a shareholder of the Company in its capacity as such arising from or relating to this Agreement or the transactions contemplated by this Agreement; provided, however, in the case of clauses (1), (2), (3), (4) and (7), such effects may be taken into account in determining whether there has been or would reasonably be expected to be a Company Material Adverse Effect if such effect has a disproportionate effect on the Company and its Subsidiaries, taken as a whole, as compared to other participants in the industry in which the Company and its Subsidiaries operate.
(n)    "Confidentiality Agreement" means the confidentiality agreement, dated as of October 9, 2017, by and between Parent and the Company.
(o)    "Contract" means any written or oral agreement, arrangement, commitment, understanding, contract, lease, power of attorney, note, bond, mortgage, indenture, deed of trust, evidence of indebtedness, purchase order, letter of credit, undertaking, covenant, license, sublicense, instrument or other obligation to which a Person or any of its Subsidiaries is a party or to which any of the assets of such Person or its Subsidiaries are subject, in each case with respect to which there are continuing rights, liabilities or obligations.
(p)    "Delaware Secretary of State" means the Secretary of State of the State of Delaware.
(q)    "DGCL" means the General Corporation Law of the State of Delaware, as amended.
(r)    "Employee Representative Bodies" means any union, works council or other agency or representative body certified or otherwise recognized for the purposes of bargaining collectively or any representatives elected for the purposes of any notification and/or consultation in connection with the matters contemplated by this Agreement.
(s)    "Environmental Laws" means any Law relating to (i) the protection, preservation, investigation, remediation or restoration of the environment, health and safety, or natural resources, or (ii) noise, odor, wetlands, pollution, contamination, or the generation, handling, transportation or disposal of Materials of Environmental Concern or any injury or threat of injury to persons or property.
(t)    "Environmental Permits" means all Permits required under applicable Environmental Laws.
(u)    "Equity Interest" means (i) with respect to a corporation, any and all classes or series of shares of capital stock, (ii) with respect to a partnership, limited liability company, trust or similar Person, any and all classes or series of units, interests or other partnership/limited liability company interests, (iii) with respect to any other entity, any other security representing ownership interest or participation in such entity and (iv) any Equivalent Interest with respect to any of the foregoing.
(v)    "ERISA" means the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated and rulings issued thereunder.
(w)    "ERISA Affiliate" means, with respect to any entity, trade or business, any other entity, trade or business that is a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes the first entity, trade or business, or that is a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.
(x)    "Exchange Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.
(y)     "Financing" means any debt financing by Parent or any of its Affiliates for the purpose of financing the transactions contemplated by this Agreement, any repayment or refinancing of Specified Debt of the Company and its Subsidiaries contemplated by this Agreement or required in connection with the transactions contemplated hereby.
(z)    "Financing Sources" shall mean the entities that have committed to provide or otherwise entered into agreements in connection with the Financing in connection with the transactions contemplated hereby and their respective Affiliates and the officers, directors, employees, attorneys, advisors, agents and representatives involved in the Financing of the foregoing and their successors and assigns.
(aa)    "FCPA" means the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder.
(bb)    "Foreign Antitrust Laws" means Laws of jurisdictions other than the United States that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.
(cc)    "Governmental Entity" means any United States or foreign, federal, provincial, state, local or other governmental, regulatory or administrative authority, agency, body, commission or entity or any judicial or arbitral body.

(dd)    "HSR Act" means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.
(ee)    "Intellectual Property" means any or all of the following and all rights in, arising out of, or associated therewith: (i) all United States, international and foreign patents and applications therefor and all reissues, divisions, divisionals, renewals, extensions, provisionals, continuations and continuations-in-part thereof, and all patents, applications, documents and filings claiming priority to or serving as a basis for priority thereof; (ii) all inventions (whether or not patentable), invention disclosures, improvements, Trade Secrets, Software, technology, and all documentation and specifications relating to any of the foregoing; (iii) all copyrights, copyrights registrations and applications therefor, and all other rights corresponding thereto throughout the world; (iv) all industrial designs and any registrations and applications therefor throughout the world; (v) all trade names, corporate names, logos, common law trademarks and service marks, trademark and service marks, and all registrations and applications therefor throughout the world, together with all goodwill symbolized thereby or associated therewith; (vi) all moral or economic rights of authors and inventors, however denominated, throughout the world; (vii) all web and IP addresses, sites and domain names and numbers, and social media accounts; (viii) any similar or equivalent rights to any of the foregoing anywhere in the world; and (ix) any documents or other tangible media containing any of the foregoing, and all rights to prosecute and perfect the foregoing through administrative prosecution, registration, recordation, or other proceeding, and all causes of action and rights to sue or seek other remedies arising from or relating to the foregoing, including for any past, ongoing or future infringement, misuse or misappropriation.
(ff)    "Intervening Event" means any event, fact, development, change in circumstance, or occurrence that (i) was not known to or reasonably foreseeable by the Company Board as of the date hereof (or, if known, the material consequences of which are not known to the Company Board as of the date hereof), and (ii) does not relate to (A) any Acquisition Proposal, (B) Parent or any of its Affiliates, or (C) the fact the Company meets or exceeds any published analyst estimates or expectations of the Company’s revenues, earnings or other financial performance or results of operations for any period, or any internal or published projections, budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, any change in the price or trading volume of the Company’s stock, in each case in and of itself (however, the underlying reasons for such events may constitute such a material event, fact, development, change in circumstance, or occurrence), any change after the date hereof in the general economic, financial market, business or geopolitical conditions, including any changes in interest or exchange rates, or changes after the date hereof in any applicable Laws.
(gg)    "IRS" means the Internal Revenue Service.
(hh)    "Knowledge of the Company" means the actual knowledge of the individuals listed on Section 1.1(gg) of the Company Disclosure Letter after reasonable inquiry.
(ii)    "Law" means any statute, law, ordinance, regulation, rule, code, injunction, judgment, decree or order of any Governmental Entity, and, where applicable, any interpretation thereof by any Governmental Entity having jurisdiction with respect thereto or charged with the administration thereof.
(jj)    "Lien" means any security interest, lien, claim, pledge, mortgage, limitation in voting rights, license, sublicense, right of first offer or refusal, option, hypothecation, charge, encumbrance or other restriction of any kind (other than those created under applicable securities Laws) including any restriction on use, voting, transfer, receipt of income or exercise of any other attribute of ownership, or any interest or restriction similar in substance to any of the foregoing.
(kk)    "Marketing Period" means the first period of seven (7) consecutive Business Days throughout which (i) Parent shall have all of the Required Information, (ii) the Offer Conditions shall be satisfied (other than (i) the condition set forth in section (j) of Annex I and (ii) any conditions that by their express terms will not be satisfied until the Offer Acceptance Time but which conditions are capable of being satisfied at the start of and throughout such period), and (iii) nothing shall have occurred and no condition shall exist that would cause any of such conditions to fail to be satisfied assuming the Offer Acceptance Time or the Closing Date were to be scheduled for any time during such seven (7) consecutive Business Day period; provided that (a) the Marketing Period shall end on such earlier date as the Financing has been received and (b) Parent shall notify the Company upon the commencement of the Marketing Period. Notwithstanding the foregoing, the Marketing Period shall be deemed not to have commenced if, on or prior to the completion of the Marketing Period, (i) the Company’s auditors have withdrawn any audit opinion with respect to any financial statements contained in the Required Information, in which case the Marketing Period shall be deemed not to commence unless and until the Company’s auditor has issued a new unqualified audit opinion with respect to such financial statements or (ii) the Company has failed to file any periodic or current report required to be filed with the SEC by the date required under the Exchange Act (to the extent the failure to timely file such report materially and adversely impacts the marketing efforts relating to the Financing), in which case the Marketing Period will not be deemed to commence unless and until all such reports have been filed.
(ll)    "Materials of Environmental Concern" means any pollutant, contaminant, or hazardous, acutely hazardous, or toxic (or words of similar import) substance, material or waste defined, regulated or classified as such under applicable Environmental Laws, including the federal Comprehensive Environmental Response, Compensation and Liability Act or the federal Resource Conservation and Recovery Act, and includes any petroleum or derivatives thereof, asbestos and asbestos-containing materials and polychlorinated biphenyls.
(mm)    "NASDAQ" means The NASDAQ Stock Market.
(a)     "Open Source Software" means any Software that is licensed, distributed or conveyed as “open source software,” “free software,” “copyleft” or under a similar licensing or distribution model, or under a Contract that requires as a condition of its use, modification or distribution that it, or other Software that is derived from or linked to such Software or into which such Software is incorporated or with which such Software is combined or distributed, be disclosed or distributed in source code form, licensed or distributed at no charge or be licensed, distributed or conveyed under the same terms as such Contract (including Software licensed under the GNU General Public License (GPL), GNU Lesser General Public License (LGPL), Mozilla Public License (MPL), BSD licenses, Microsoft Shared Source License, Common Public License, Artistic License, Netscape Public License, Sun Community Source License (SCSL), Sun Industry Standards License (SISL), Apache License and any license listed at www.opensource.org).
(b)    "Oregon Act" means the Oregon Business Corporation Act, as amended.
(c)    "Oregon Secretary of State" means the Secretary of State of the State of Oregon.

(d)    "Parent Material Adverse Effect" means any event, change, development, circumstance, occurrence, state of facts or effect that, individually or in the aggregate with all other events, changes, developments, circumstances, occurrences, states of facts or effects, would reasonably be expected to prevent or materially delay or impair the ability of Parent and Merger Sub to perform their obligations under this Agreement or to consummate the transactions contemplated by this Agreement.
(e)    "Parent Related Party" means (i) Parent, (ii) Merger Sub, (iii) the former, current and future direct or indirect holders of any equity, general or limited partnership or limited liability company interest, controlling persons, management companies, portfolio companies, Financing Sources, incorporators, directors, officers, employees, agents, attorneys, Affiliates, members, managers, general or limited partners, stockholders, Representatives, successors or assignees of Parent or Merger Sub and (iv) any former, current or future direct or indirect holders of any equity, general or limited partnership or limited liability company interest, controlling persons, management companies, portfolio companies, Financing Sources, incorporators, directors, officers, employees, agents, attorneys, Affiliates, members, managers, general or limited partners, stockholders, Representatives, successors or assignees of any of the Persons described in clause (iii).
(f)    "Payoff Letter" means, with respect to any Specified Debt, a payoff letter in form and substance reasonably satisfactory to Parent (subject only to delivery of funds as arranged by Parent), that (i) specifies the aggregate amount required to be paid to fully satisfy such Specified Debt (including principal, interest, fees, expenses and other amounts payable under such Specified Debt) that will be outstanding as of the Offer Acceptance Time and (ii) provides for the discharge and termination of such Specified Debt (and the termination of all guarantees and Liens, if any, in connection therewith relating to the assets of the Company) upon the payment of the amounts set forth therein.
(g)    "Permitted Lien" means (i) statutory liens securing payments not yet due or delinquent or the validity or amount of which is being contested in good faith by appropriate proceedings and in each case for which adequate reserves have been established, (ii) mechanics’, carriers’, workers’, repairers’ and other similar liens (A) arising or incurred in the ordinary course of business consistent with past practice relating to obligations as to which there is no default on the part of the Company or its Subsidiaries and (B) that are not, individually or in the aggregate, material to the business of the Company and its Subsidiaries, taken as a whole, (iii) pledges, deposits or other liens securing the performance of bids, tenders, trade contracts, leases, statutory obligations (including workers’ compensation, unemployment insurance or other social security legislation), surety, customs and appeal bonds or other obligations of like nature, incurred in the ordinary course of business consistent with past practice, (iv) zoning, entitlement, conservation restriction and other land use and environmental regulations by Governmental Entities that are not materially violated by any current use, occupancy or activity conducted by the Company or any of its Subsidiaries, and (v) any other Liens that, in the aggregate, do not materially impair the value or the continued use and operation of the assets or properties to which they relate.
(h)    "Person" means an individual, corporation, partnership, limited liability company, limited liability partnership, syndicate, trust, association, organization or other entity, including any Governmental Entity, and including any successor, by merger or otherwise, of any of the foregoing.
(i)    "Registered IP" means all United States, international and foreign: (i) patents and patent applications (including provisional applications and design patents and applications) and all reissues, divisions, divisionals, renewals, extensions, counterparts, continuations and continuations-in-part thereof, and all patents, applications, documents and filings claiming priority thereto or serving as a basis for priority thereof; (ii) registered trademarks, registered service marks, applications to register trademarks, applications to register service marks, intent to-use applications, or other registrations or applications related to trademarks; (iii) registered copyrights and applications for copyright registration; (iv) domain name registrations; and (v) any other Intellectual Property that is the subject of an application, certificate, filing, registration or is otherwise issued, filed with, or certified or recorded by any Governmental Entity or quasi-public legal authority.
(j)    "Representatives" means, with respect to any Person, the officers, directors, employees, accountants, financial advisors, legal counsel, agents and other representatives of such Person.
(k)    "Required Information" means (i) (x) audited consolidated balance sheets and related statements of operations and cash flows of the Company and its Subsidiaries for the most recently completed fiscal year ended at least 90 days prior to the Offer Acceptance Time, and (y) unaudited consolidated balance sheets and related statements of operations and cash flows of the Company and its Subsidiaries for each fiscal quarter (but excluding the fourth quarter of any fiscal year) subsequent to the last fiscal year for which financial statements were prepared pursuant to the preceding clause

(x) and ended at least 45 days before the Offer Acceptance Time together with the consolidated balance sheet and related statements of operations and cash flows of the Company and its Subsidiaries for the corresponding portion of the previous fiscal year, in each case, prepared in accordance with GAAP (in each case, including any restatement thereof determined by the Company to be necessary) and (ii) authorization and representation letters to the extent customary.
(l)     "Sanctioned Country" means any country or territory with which dealings are broadly restricted, prohibited, or made sanctionable under any Sanctions (including, currently, Crimea, Cuba, Iran, North Korea, and Syria).
(m)    "Sanctions" means any economic sanctions or trade restrictions administered or enforced by the U.S. government (including the Office of Foreign Assets Control of the U.S. Department of the Treasury, the U.S. Department of State, or the Bureau of Industry and Security of the U.S. Department of Commerce), the United Nations Security Council, the European Union, or Her Majesty’s Treasury, or any other authority with jurisdiction over the Acquired Companies.
(n)    "Sarbanes-Oxley Act" means the Sarbanes-Oxley Act of 2002, and the rules and regulations promulgated thereunder.
(o)    "SEC" means the United States Securities and Exchange Commission.
(p)    "Securities Act" means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.
(q)    "Software" means all software (in both source and object code), including data files, application programming interfaces, software implementations of algorithms, computer programs and systems, computerized databases and compilations.
(r)    "Specified Debt" means the debt for borrowed money under the arrangements set forth in Section 1.2(ddd) of the Company Disclosure Letter.
(s)    "Subsidiary" means, with respect to any Person, any other Person of which stock or other Equity Interests having ordinary voting power to elect more than 50% of the board of directors or other governing body are owned, directly or indirectly, by such first Person.

(t)    "Superior Proposal" means any bona fide written Acquisition Proposal (provided that for this purpose the reference to “fifteen percent (15%)” in the definition of Acquisition Proposal shall be deemed to be a reference to “fifty percent (50%)”) (i) on terms which the Company Board determines in good faith, after consultation with the Company’s outside legal counsel and financial advisors, to be more favorable to the holders of shares of common stock than the terms of the Merger, taking into account all the terms and conditions of such proposal (including the likelihood and timing of consummation), and this Agreement (including any revisions to the terms of this Agreement in response to such proposal or otherwise) from a financial point of view, (ii) that the Company Board believes is reasonably likely to be completed on a timely basis, taking into account the financial, regulatory, legal and other aspects of such proposal and (iii) the financing of which is fully committed or reasonably determined in good faith by the Company Board to be reasonably likely to be committed.
(u)    "Tax Returns" means all domestic or foreign (whether U.S. federal, state, provincial, local or otherwise) returns, declarations, statements, reports, schedules, forms and information returns relating to Taxes, including any amended tax return.
(v)    "Taxes" means all foreign and U.S. federal, state, provincial, local or foreign taxes of whatever kind or nature imposed by a Governmental Entity, including all interest, penalties and additions imposed with respect to such amounts.
(w)    "Trade Secrets" means trade secrets, know-how, tangible or intangible confidential or proprietary information, business or financial methods and information, technical, engineering and manufacturing information and specifications, models and algorithms, customer lists, and any other information or data protectable in any jurisdiction by the right to limit the use or disclosure thereof by any Person.
(x)    "Willful Breach" means, with respect to any party hereto, an act or failure to act, which act or failure to act was undertaken with knowledge of any executive officer of such party (after reasonable inquiry) that such act or failure to act would reasonably be expected to result in or constitute a material breach of the Merger Agreement.

Table of Definitions. The following terms have the meaning set forth in the Sections referenced below:

Definition	Location
Adverse Recommendation Change	Section 5.3(d)
Agreement	Preamble
Articles of Merger	Section 2.5
Book-Entry Shares	Section 2.6(b)
Certificates	Section 2.6(b)
Closing	Section 2.4
Closing Date	Section 2.4
Company	Preamble
Company Balance Sheet	Section 3.7
Company Board	Recitals
Company Board Recommendation	Recitals
Company Bylaws	Section 3.1(b)
Company Articles	Section 3.1(b)
Company Disclosure Letter	ARTICLE III
Company Disclosure Letter Supplement	Section 5.17
Company Employee	Section 5.7
Company Plans	Section 3.11(a)
Company Related Parties	Section 7.3(f)
Company SEC Documents	Section 3.6(a)
Company Stock-Based Award	Section 2.3
Company Stock Plan	Section 2.3(a)
Company Termination Fee	Section 7.3(b)
Contingent Workers	Section 3.12(b)
Continuing Employee	Section 5.7(a)
Effective Time	Section 2.5
Employment Legal Requirements	Section 3.12(d)
ERISA	Section 3.11(a)
ESPP	Section 2.3(b)
Existing Policies	Section 5.10(b)
Expiration Time	Section 1.1(c)
Extension Deadline	Section 1.1(d)
Foreign Government	Section 4.10
GAAP	Section 3.6(c)
Indemnified Parties	Section 5.10(a)
Independent Directors	Section 1.3(c)
Initial Expiration Time	Section 1.1(c)
Intervening Event Notice Period	Section 5.3(e)(ii)
Material Contract	Section 3.15(a)
Merger	Recitals
Merger Consideration	Section 2.2(i)
Merger Sub	Preamble
Minimum Tender Condition	Annex I

Non-U.S. Benefit Plan	Section 3.12(e)
Notice of Superior Proposal	Section 5.3(f)(i)
Offer	Recitals
Offer Acceptance Time	Section 1.1(f)
Offer Commencement Date	Section 1.1(a)
Offer Conditions	Section 1.1(b)
Offer Documents	Section 1.1(g)
Offer Price	Recitals
Offer to Purchase	Section 1.1(b)
Parent	Preamble
Parent Plan	Section 5.7(b)
Parent Related Parties	Section 7.3(f)
Parent Termination Fee	Section 7.3(c)
Paying Agent	Section 2.6(a)
Payment Fund	Section 2.6(a)
Permits	Section 3.10
Preferred Stock	Section 3.2(a)
Promissory Note	Section 1.4(b)
Schedule 14D-9	Section 1.2(b)
Shares	Recitals
Shareholder List Date	Section 1.2(c)
Significant Customer	Section 3.16
Surviving Corporation	Section 2.1
Surviving Corporation Articles	Section 2.9(a)
Takeover Laws	Section 5.8
Termination Date	Section 7.1(b)(i)
Top-Up Option	Section 1.4(a)
Top-Up Shares	Section 1.4(a)

Execution Version

ANNEX I
CONDITIONS TO THE OFFER

Notwithstanding any other provision of the Agreement and Plan of Merger dated January 25, 2018, by and among the Company, Parent, and Merger Sub, to which this Annex I is attached (the "Agreement") or the Offer, Merger Sub shall not be required to (and Parent shall not be required to cause Merger Sub to) accept for payment or, subject to any applicable rules and regulations of the SEC including Rule 14e-1(c), pay for any shares of Company common stock validly tendered and not properly withdrawn pursuant to the Offer unless all of the following conditions have been satisfied, or waived in writing by Parent (to the extent permitted by applicable Law), at the scheduled Expiration Time of the Offer:
Minimum Tender Condition. There being validly tendered in the Offer and not validly withdrawn prior to any then scheduled Expiration Time that number of shares of Company common stock which (excluding shares of Company common stock subject to notices of guaranteed delivery for which such shares underlying the notices of guaranteed delivery have not been delivered to Merger Sub) represents at least a majority of the Company common stock then outstanding (determined on a fully diluted basis and excluding shares of Company common stock subject to the Top-Up Option) (the "Minimum Tender Condition");
No Injunctions, Restraints, or Illegality. No Governmental Entity having jurisdiction over any party to the Agreement or any of the transactions contemplated by the Agreement (including the Offer and the Merger) shall have enacted, issued, promulgated, enforced, or entered any Laws or any order, injunction, judgment or decree, whether temporary, preliminary, or permanent, that make illegal, enjoin, or otherwise prohibit consummation of the Offer or the Merger or Parent or Merger Sub’s full rights of ownership and voting of the shares of Company common stock or Merger Sub’s ownership or operation of the Company.
Governmental Consents. If applicable, the waiting period (and any extension thereof) applicable to the consummation of the Offer and the Merger under the HSR Act shall have expired or been terminated.
Representations and Warranties. The representations and warranties of the Company:
Set forth in Section 3.1(a) (Organization, Standing and Power), Section 3.3 (Authority), Section 3.24 (Brokers) and Section 3.25 (Fairness Opinion) shall, if qualified by materiality or "Company Material Adverse Effect" be true and correct in all respects, or, if not so qualified by materiality or "Company Material Adverse Effect," shall be true and correct in all material respects, in each case, as of the date of the Agreement and as of immediately prior to the Expiration Time as though made at such time (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date),

Set forth in Section 3.2 (Capital Stock) and Section 3.8 (Absence of Certain Changes or Events) shall be true and correct in all respects as of the date of the Agreement and as of immediately prior to the Expiration Time as though made at such time (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date) (subject, in the case of Section 3.2, to de minimis exceptions), and
The other representations and warranties of the Company contained in ARTICLE III shall be true and correct in all respects as of the date of the Agreement and as of immediately prior to the Expiration Time as though made at such time (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date) other than, in the case of this clause (iii) only, for such exceptions as have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect (it being understood that this purpose all references to term “Company Material Adverse Effect” and other qualifications based on the word “material” shall be disregarded).
Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under the Agreement at or prior to the Offer Closing.
Absence of Company Material Adverse Effect. Since the date of the Agreement, a Company Material Adverse Effect shall not have occurred.
Top-Up Option. In the event that the exercise of the Top-Up Option is necessary to ensure that Merger Sub and Parent combined own at least 90% of the shares of the Company Common Stock outstanding immediately after the issuance of the Top-Up Shares on a fully diluted basis: (i) there shall not exist any restraint or other prohibition under applicable Law or Order on Merger Sub’s ability and right to exercise the Top-Up Option or the Company’s ability and authority to issue the Top-Up Shares pursuant to and in accordance with such exercise; and (ii) the Shares issuable upon exercise of the Top-Up Option together with Shares validly tendered in the Offer (excluding shares of Company common stock subject to notices of guaranteed delivery for which the notices of guaranteed delivery have not been delivered to Merger Sub) and not properly withdrawn must be sufficient for Merger Sub and Parent combined to own at least one share more than 90% of the Shares outstanding immediately after the issuance of the Top-Up Shares on a fully diluted basis and to consummate the Merger under Section 60.491 of the Oregon Act.
No Termination of Agreement. The Agreement shall not have been terminated in accordance with its terms (the "Termination Condition").
Officers' Certificate. Parent will have received a certificate, signed by the chief executive officer or chief financial officer of the Company, dated the date on which the Offer expires, certifying that the conditions set forth in Subsections (d), (e) and (f) have been satisfied.
Marketing Period. The Marketing Period shall have been completed.

2 – ANNEX I - CONDITIONS TO THE OFFER

The foregoing conditions shall be in addition to, and not a limitation of, the rights of Parent and Merger Sub to extend, terminate, or modify the Offer pursuant to the terms and conditions of the Agreement.
The foregoing conditions are for the sole benefit of Parent and Merger Sub and may be waived (to the extent permitted by Law) by Parent and Merger Sub, in whole or in part, at any time and from time to time in their sole discretion (other than the Minimum Tender Condition). The failure by Parent or Merger Sub at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.
The capitalized terms used in this Annex I and not defined in this Annex I shall have the meanings set forth in the Agreement.

3 – ANNEX I - CONDITIONS TO THE OFFER